Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

F.N.B. CORPORATION

and

UB BANCORP

Dated as of May 31, 2022

- i -

3.26	No Other Representations or Warranties	29

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF FNB		29
4.1	Corporate Organization	29
4.2	Capitalization	30
4.3	Authority; No Violation	31
4.4	Consents and Approvals	32
4.5	Reports	32
4.6	SEC Reports; Financial Statements	32
4.7	Broker’s Fees	34
4.8	Absence of Certain Changes or Events	34
4.9	Legal Proceedings	34
4.10	Taxes and Tax Returns	35
4.11	Employee Benefits	36
4.12	Compliance with Applicable Law	38
4.13	Contracts	39
4.14	FNB Regulatory Matters	39
4.15	Undisclosed Liabilities	40
4.16	Environmental Liability	40
4.17	Reorganization	41
4.18	Insurance	41
4.19	Investment Securities	41
4.20	Intellectual Property	41
4.21	Loans; Nonperforming and Classified Assets	42
4.22	Fiduciary Accounts	43
4.23	Ownership of UBNC Shares	43
4.24	Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act	43
4.25	No Other Representations or Warranties	43

ARTICLE 5 COVENANTS RELATING TO CONDUCT OF BUSINESS		44
5.1	Conduct of Businesses Prior to the Effective Time	44
5.2	UBNC Forbearances	45
5.3	FNB Forbearances	50

ARTICLE 6 ADDITIONAL AGREEMENTS		51
6.1	Regulatory Matters	51
6.2	Access to Information	54
6.3	Shareholder Approval	54
6.4	Reasonable Best Efforts; Cooperation	54
6.5	NYSE Approval	55
6.6	Benefit Plans	55
6.7	Indemnification; Directors’ and Officers’ Insurance	57
6.8	Additional Agreements	59
6.9	Advice of Changes	59
6.10	Dividends	59
6.11	Certain Actions	59
6.12	Transition	62

- ii -

6.13	Tax Representation Letters	62
6.14	Rule 16b-3	63
6.15	[Reserved	63
6.16	Informational Systems Conversion	63
6.17	Control of Operations	64
6.18	UBNC Debentures Consents	64

ARTICLE 7 CONDITIONS PRECEDENT		64
7.1	Conditions to Each Party’s Obligation to Effect the Merger	64
7.2	Conditions to Obligation of FNB to Effect the Merger	65
7.3	Conditions to Obligation of UBNC to Effect the Merger	66

ARTICLE 8 TERMINATION AND AMENDMENT		67
8.1	Termination	67
8.2	Effect of Termination	70
8.3	Amendment	70
8.4	Extension; Waiver	70

ARTICLE 9 GENERAL PROVISIONS		71
9.1	Closing	71
9.2	Nonsurvival of Representations, Warranties and Agreements	71
9.3	Expenses	71
9.4	Notices	72
9.5	Interpretation	73
9.6	Counterparts	73
9.7	Entire Agreement	74
9.8	Governing Law; Jurisdiction; Specific Performance	74
9.9	Severability	75
9.10	Assignment; Third Party Beneficiaries	75

SCHEDULES:

Schedule I

EXHIBITS:

Exhibit A Form of Voting Agreement

Exhibit B Form of Bank Merger Agreement

- iii -

INDEX OF DEFINED TERMS

Section
401(k) Plans	5.2(v)(iv)
Acquisition Proposal	6.11(e)(i)
Affiliate	3.23(b)
Agreement	Preamble
Average Closing Price	1.4(e)
Bank Merger	1.8
Bank Merger Agreement	1.8
Bank Merger Certificates	1.8
BHC Act	3.14(a)
Break-up Fee	6.11(f)
business day	9.5
Certificates	1.4(c)
Change in UBNC Recommendation	6.11(b)
Chosen Courts	9.8(b)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Contamination	3.16(b)
Control	3.23(b)
Controlled Group Liability	3.11
DP Contracts	3.22(d)
DRSP Plan	1.4(d)
Effective Time	1.2
Environmental Laws	3.16(b)
Environmental Liability	3.16(b)
ERISA	3.11
ERISA Affiliate	3.11
ETL	1.1
Exchange Act	3.5
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
Exercised UBNC Stock Option	1.6(a)
FDIC	3.1(c)
Federal Reserve Board	3.14(a)
FNB	Preamble
FNB Bank	1.8
FNB Benefit Plan	4.11
FNB Bylaws	4.1(b)
FNB Charter	4.1(b)
FNB Common Stock	1.4(a)
FNB Disclosure Schedule	Article 4

- iv -

FNB Eligible Plans	6.6(a)
FNB Employment Agreement	4.11
FNB Intellectual Property	4.20(b)
FNB Preferred Stock	4.2(a)
FNB Qualified Plans	4.11(d)
FNB Reports	4.6(a)
FNB Stock Plans	4.2(a)
FNB Subsidiaries	3.1(d)
FNB Warrants	4.2(a)
GAAP	3.1(d)
Governmental Entity	3.4
Hazardous Substance	3.16(b)
Inactive UBNC Employees	3.11(h)
Indemnified Parties	6.7(a)
Insurance Amount	6.7(c)
Intellectual Property	3.22(b)
Intended Tax Treatment	Recitals
IRS	3.10(a)
IT Assets	3.22(c)
knowledge	9.5
Law	3.3(b)
Leased Properties	3.17(c)
Leases	3.17(b)
Liens	3.2(b)
Loan	3.23(a)
made available	9.5
Material Adverse Effect	3.1(d)
Materially Burdensome Regulatory Condition	6.1(d)
Merger	Recitals
Merger Consideration	1.4(a)
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(e)
NCBCA	1.1
NCCOB	3.4(c)
NCRB	1.1
North Carolina Articles of Merger	1.2
NYSE	3.1(d)
OCC	3.4
Option Shares	1.6(a)
OREO	3.23(b)
Outside Date	8.1(c)
Owned Properties	3.17(a)
Pandemic	3.1(d)
Pandemic Measures	3.1(d)
Payment Event	6.11(g)
Pennsylvania Articles of Merger	1.2

- v -

Person	3.9(a)
Plan Termination Date	6.6(e)
Proxy Statement	3.4
Registration Statement	3.4
Regulatory Agencies	3.14(c)
Requisite UBNC Vote	3.3(a)
Requisite Regulatory Approvals	7.1(c)
Sarbanes-Oxley Act	4.6(a)
Securities Act	3.6(a)
SRO	3.4
Subsidiary	3.1(d)
Superior Proposal	6.11(e)(ii)
Surviving Company	Recitals
Takeover Laws	3.18(a)
Tax	3.10(b)
Tax Representation Letters	6.13(a)
Tax Return	3.10(c)
Third Party	6.11(e)(iii)
Treasury Regulations	Recitals
Treasury Shares	1.4(b)
UBNC	Preamble
UBNC Articles	3.1(b)
UBNC Bank	1.8
UBNC Benefit Plan	3.11
UBNC Bylaws	3.1(b)
UBNC Common Stock	1.4(a)
UBNC Disclosure Schedule	Article 3
UBNC Employees	3.11(h)
UBNC Employment Agreement	3.11
UBNC Equity Awards	1.6(b)
UBNC Equity Plans	1.6(a)
UBNC Intellectual Property	3.22(b)
UBNC Qualified Plans	3.11(d)
UBNC Recommendation	6.3
UBNC Reports	3.6(a)
UBNC Representatives	6.11(a)
UBNC Restricted Stock Unit Award	1.6(b)
UBNC Shareholders Meeting	6.3
UBNC Stock Option	1.6(a)
UBNC Subsidiaries	3.1(d)
Withdrawal Liability	3.11

- vi -

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 31, 2022 (this “Agreement”), between F.N.B. CORPORATION, a Pennsylvania corporation (“FNB”), and UB BANCORP, a North Carolina corporation (“UBNC”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of UBNC and FNB have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement pursuant to which UBNC will, on the terms and subject to the conditions set forth in this Agreement, merge with and into FNB (the “Merger”), so that FNB is the surviving company in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Company”); and

WHEREAS, as a material inducement to FNB to enter into this Agreement, each of the Persons set forth on Schedule I attached hereto have entered into a voting agreement with FNB dated as of the date hereof, substantially in the form attached hereto as Exhibit A, pursuant to which each such Person has agreed, among other things, to vote all shares of UBNC Common Stock (as defined herein) owned or controlled by such Person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations of the U.S. Department of the Treasury promulgated thereunder (as such regulations may be amended from time to time, including corresponding provisions of successor rules and regulations thereto, the “Treasury Regulations”), (ii) FNB and UBNC each be a party to the reorganization within the meaning of Section 368(b) of the Code (clauses (i) and (ii), the “Intended Tax Treatment”), and (iii) this Agreement be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code and within the meaning of Treas. Reg. § 1.368-2(g); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1    The Merger. Subject to the terms and conditions of this Agreement, in accordance with Section 55-11-01 of the North Carolina Business Corporation Act (as amended or supplemented hereafter, the “NCBCA”), and Section 331 of the Pennsylvania Entity Transactions

Law (as amended or supplemented hereafter, “ETL”), at the Effective Time, UBNC shall merge with and into FNB. FNB shall be the surviving company in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. As of the Effective Time, the separate corporate existence of UBNC shall cease.

1.2    Effective Time. The Merger shall become effective as set forth in the articles of merger that shall be filed with the Secretary of State of the State of North Carolina (the “North Carolina Articles of Merger”) in accordance with the NCBCA and the articles of merger that shall be filed with the Secretary of State of the Commonwealth of Pennsylvania (the “Pennsylvania Articles of Merger”), respectively, on or before the Closing Date. The term “Effective Time” shall mean the date and time when the Merger becomes effective as set forth in the North Carolina Articles of Merger and the Pennsylvania Articles of Merger.

1.3    Effects of the Merger.

(a)    Effects Under NCBCA and ETL. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of (i) Section 55-11-06 of the NCBCA, and (ii) the ETL.

(b)    Directors and Executive Officers of the Surviving Company. The directors of the Surviving Company at and immediately after the Effective Time shall be the directors of FNB immediately prior to the Merger. The executive officers of the Surviving Company at and immediately after the Effective Time shall be the executive officers of FNB immediately prior to the Merger.

1.4    Conversion of UBNC Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of UBNC, FNB or the holder of any of the following securities:

(a)    Subject to the provisions of this Agreement, each share of Common Stock, no par value, of UBNC (the “UBNC Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Treasury Shares and Dissenting Shares (as defined below), shall, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as consideration in the Merger, 1.61 shares (the “Exchange Ratio”) of Common Stock, $0.01 par value, of FNB (“FNB Common Stock”) (the “Merger Consideration”).

(b)    At and after the Effective Time, each Treasury Share shall be cancelled and retired and no shares of FNB Common Stock or other consideration shall be issued in exchange therefor. “Treasury Shares” means the shares of UBNC Common Stock held by UBNC, any UBNC Subsidiaries, FNB or any FNB Subsidiaries, in each case other than shares of UBNC Common Stock held in UBNC Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary, including custodial or agency, capacity or as a result of debts previously contracted in good faith.

(c)    Notwithstanding anything in this Agreement to the contrary, all shares of UBNC Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a UBNC shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Article 13 of the NCBCA, shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead the holder of such Dissenting Shares (hereinafter called a “Dissenting Shareholder”) shall be entitled to payment of the fair value of such shares in accordance with the applicable provisions of the NCBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of the NCBCA and this Section 1.4(c)), unless and until such Dissenting Shareholder shall have failed to perfect such holder’s right to receive, or shall have effectively withdrawn or lost rights to demand or receive, the fair value of such shares of UBNC Common Stock under the applicable provisions of the NCBCA. If any Dissenting Shareholder shall fail to perfect or effectively withdraw or lose such UBNC shareholder’s dissenter’s rights under the applicable provisions of the NCBCA, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for, the right to receive the Merger Consideration, without any interest thereon, in accordance with the applicable provisions of this Agreement. UBNC shall give FNB (i) prompt notice, and a copy, of any written notices to exercise dissenters’ rights in respect of any shares of UBNC Common Stock, attempted withdrawals of such notices and any other instruments and documents served pursuant to the NCBCA and received by UBNC relating to dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the NCBCA. UBNC shall not, except with the prior written consent of FNB or as otherwise required by applicable Law, make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Exchange Fund (as defined herein) made available to the Exchange Agent pursuant to Article 2 to pay for shares of UBNC Common Stock for which dissenters’ rights have been perfected shall be returned to FNB upon demand. If the amount paid to a Dissenting Shareholder exceeds the value of such Dissenting Shareholder’s pro rata portion of the Exchange Fund, such excess amount shall not reduce the Merger Consideration paid to other UBNC shareholders.

(d)    At the Effective Time, the stock transfer books of UBNC shall be closed as to holders of UBNC Common Stock immediately prior to the Effective Time and no transfer of shares of UBNC Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates representing shares of UBNC Common Stock (“Certificates,” it being understood that any reference herein to “Certificates” shall be deemed to include reference to shares of UBNC Common Stock held in book entry form) are properly presented pursuant to Section 2.2(a) of this Agreement to the Exchange Agent, such Certificates shall be cancelled and exchanged for FNB Common Stock held in book entry form representing the number of whole shares into which the shares of UBNC Common Stock represented by the Certificates was converted in the Merger, plus, if applicable pursuant to Section 1.4(f), any payment for any fractional share of FNB Common Stock (without any interest thereon) and any dividends or distributions to which the holder of such Certificates is entitled pursuant to Section 2.2(b).

(e)    Each holder of UBNC Common Stock shall have the option of enrolling the whole shares of FNB Common Stock issuable to such shareholder upon the consummation of the Merger in FNB’s Dividend Reinvestment and Direct Stock Purchase Plan (the “DRSP Plan”),

as long as such shareholder enrolls with a minimum of fifty (50) whole shares of FNB Common Stock. Each UBNC shareholder electing to enroll in the DRSP Plan shall be issued FNB Common Stock held in book entry form representing the number of whole shares received in the Merger.

(f)    Notwithstanding any other provision of this Agreement, each holder of UBNC Common Stock who would otherwise be entitled to receive a fractional share of FNB Common Stock, after taking into account all shares of UBNC Common Stock owned by such holder as of immediately prior to the Effective Time, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price by (b) the fraction of a share (calculated to the nearest ten-thousandth when expressed in decimal form) of FNB Common Stock, to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares. “Average Closing Price” means the average composite closing price of FNB Common Stock as reported by the NYSE for each of the twenty (20) consecutive trading days ending on and including the fifth (5th) such trading day prior to the Closing Date rounded to the nearest ten-thousandth.

1.5    FNB Capital Stock. At and after the Effective Time, each share of FNB capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6    UBNC Equity Awards.

(a)    UBNC Stock Options. (i) Each outstanding option that was granted to purchase shares of UBNC Common Stock (each, a “UBNC Stock Option”) under an equity-based compensation plan identified in Section 1.6(a) of the UBNC Disclosure Schedule (collectively, the “UBNC Equity Plans”) that remains unexercised immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of UBNC Common Stock and (except for Exercised UBNC Stock Options, which shall be treated as set forth in clause (ii) below) shall be assumed by FNB and converted automatically into an option to acquire that number of whole shares of FNB Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (a) the number of shares of UBNC Common Stock subject to such UBNC Stock Option immediately prior to the Effective Time and (b) the Exchange Ratio, with an exercise price per share (rounded up to the nearest whole cent) obtained by dividing (i) the per share exercise price under each such UBNC Stock Option immediately prior to the Effective Time by (ii) the Exchange Ratio. Each such UBNC Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applicable immediately prior to the Effective Time, including without limitation any vesting upon the occurrence of the Effective Time, except as provided in this Section 1.6(a) and that from and after the Effective Time, FNB and the Compensation Committee of the FNB Board of Directors, including, if applicable, the entire Board of Directors of FNB, shall be substituted for UBNC and the Compensation Committee of the Board of Directors of UBNC, including, if applicable, the entire Board of Directors of UBNC, administering such UBNC Equity Plans. Notwithstanding the foregoing, each UBNC Stock Option that is an “incentive stock option” shall be adjusted as required by Section 424 of the Code and the Treasury Regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code and each UBNC Stock Option that is an option not intended to qualify as an “incentive stock option” shall be adjusted as required by Section 409A of the Code and the Treasury Regulations promulgated thereunder, so as to not be treated as the grant of a new stock right or change in the form of payment for purposes of Section 409A of the Code. FNB and UBNC agree to take all reasonable and necessary steps to effect the provisions of this Section 1.6(a). Promptly following the Effective Time, FNB shall issue to each holder of each outstanding UBNC Stock Option that has been assumed by FNB a document evidencing the conversion and assumption of such UBNC Stock Option by FNB pursuant to this Section 1.6(a).

(ii)    With respect to each UBNC Stock Option that, pursuant to the applicable award agreement and UBNC Equity Plan, become fully vested as of immediately prior to the Effective Time, all holders of such UBNC Stock Options that are vested prior to the Effective Time shall be afforded a reasonable opportunity to exercise such UBNC Stock Option, with such exercise effective immediately prior, and conditioned upon, to the Effective Time and with any such elections due not later than five (5) business days prior to the Effective Time (any UBNC Stock Option that is so exercised, an “Exercised UBNC Stock Option”). Any shares of UBNC Common Stock issued or due as a result of any such exercise of an Exercised UBNC Stock Option (“Option Shares”) shall be converted, as of the Effective Time, into the right to receive, without interest, the Merger Consideration payable pursuant to Section 1.4 and shall entitle the holder thereof to be treated for the purposes of this Agreement in the same manner as all other holders of shares of UBNC Common Stock outstanding immediately prior to the Effective Time.

(b)    UBNC Restricted Stock. Immediately prior to the Effective Time, each restricted stock award in respect of a share of UBNC Common Stock granted under a UBNC Equity Plan that is outstanding immediately prior to the Effective Time (a “UBNC Restricted Stock Award” and, together with the UBNC Stock Options, the “UBNC Equity Awards”) shall, if and to the extent provided pursuant to the terms of the applicable agreement and UBNC Equity Plan, become fully vested immediately prior to the Effective Time and each share of UBNC Common Stock issued pursuant to a UBNC Restricted Stock Award issued and outstanding immediately prior to the Effective Time shall be converted, as of the Effective Time, into the right to receive, without interest, the Merger Consideration payable pursuant to Section 1.4 and shall entitle the holder thereof to be treated for the purposes of this Agreement in the same manner as all other holders of shares of UBNC Common Stock outstanding immediately prior to the Effective Time. At the Effective Time, any other UBNC Restricted Stock Awards that have not fully vested pursuant to the terms of the applicable award agreement and UBNC Equity Plan shall be converted into FNB restricted stock awards (and adjusted so that its holder will be entitled to receive upon vesting of such award that number of whole shares of FNB Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of UBNC Common Stock subject to such UBNC Restricted Stock Award immediately prior to the Effective Time multiplied by (B) the Exchange Ratio) and shall otherwise continue to have, and shall be subject to, the same terms and conditions as applicable immediately prior to the Effective Time except as provided in this Section 1.6(b) and that from and after the Effective Time, FNB and the Compensation Committee of the FNB Board of Directors, including, if applicable, the entire Board of Directors of FNB, shall be substituted for UBNC and the Compensation Committee of the Board of Directors of UBNC, including, if applicable, the entire Board of Directors of UBNC, administering such UBNC Equity Plans.

1.7    Articles of Incorporation and Bylaws of the Surviving Company. At the Effective Time, the FNB Charter, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with its terms and applicable Law. At the Effective Time, the FNB Bylaws, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with its terms and applicable Law.

1.8    The Bank Merger. As soon as practicable after the execution of this Agreement, UBNC and FNB shall cause Union Bank (“UBNC Bank”), a North Carolina state-chartered bank and a wholly owned subsidiary of UBNC, and First National Bank of Pennsylvania (“FNB Bank”), a national banking association and wholly owned subsidiary of FNB, respectively, to enter into a bank merger agreement substantially in the form attached to this Agreement as Exhibit B (the “Bank Merger Agreement”), which provides for the merger of UBNC Bank with and into FNB Bank, with FNB Bank being the surviving entity (the “Bank Merger”). Prior to filing applications for the Requisite Regulatory Approvals: (i) (A) UBNC shall cause UBNC Bank to obtain approval from the Board of Directors of UBNC Bank for the Bank Merger Agreement, (B) UBNC, as the sole shareholder of UBNC Bank, shall approve the Bank Merger Agreement and (C) UBNC shall cause the Bank Merger Agreement to be duly executed by UBNC Bank and delivered to FNB; and (ii) (A) FNB shall cause FNB Bank to obtain approval from the Board of Directors of FNB Bank for the Bank Merger Agreement, (B) FNB, as the sole shareholder of FNB Bank, shall approve the Bank Merger Agreement and (C) FNB shall cause the Bank Merger Agreement to be duly executed by FNB Bank and delivered to UBNC. Prior to the Effective Time, UBNC shall cause UBNC Bank, and FNB shall cause FNB Bank, to execute such articles or statement of merger and such other documents and certificates as are necessary or desirable to make the Bank Merger effective (the “Bank Merger Certificates”) immediately following the Effective Time.

1.9    Right to Revise Structure. At FNB’s election delivered to UBNC in writing, FNB may at any time alternatively structure the Merger so that any direct or indirect wholly owned subsidiary of FNB is merged with and into UBNC; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration or treatment of the shares UBNC Common Stock or UBNC Equity Awards provided for in this Agreement, (ii) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.2(d) and 7.3(d) or adversely affect the Tax treatment for UBNC’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement, or (iii) be reasonably likely to impede or delay consummation of the transactions this Agreement contemplates. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

ARTICLE 2

EXCHANGE OF SHARES

2.1    FNB to Make Merger Consideration Available. At or as promptly as practicable following the Effective Time, FNB shall deposit, or shall cause to be deposited, with Broadridge Corporate Issuer Solutions, Inc., as exchange agent (“Exchange Agent”), for the benefit of the holders of Certificates and for exchange in accordance with this Article 2, (i) book entry shares representing the aggregate number of shares of FNB Common Stock issuable pursuant to this Agreement in exchange for the shares of UBNC Common Stock outstanding immediately prior to the Effective Time of the Merger and (ii) immediately available funds sufficient in amount to pay (x) any dividends or distributions payable in accordance with Section 2.2(b)(i), and (y) cash in lieu of any fractional shares of FNB Common Stock to be issued pursuant to Section 1.4(e), and paid pursuant to Section 2.2(a) in exchange for outstanding shares of UBNC Common Stock (such immediately available funds and book entry shares of FNB Common Stock, collectively being referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by FNB, provided that no such investment or losses thereon shall affect the amounts payable to the holders of Certificates.

2.2    Exchange Shares.

(a)    As soon as practicable after the Effective Time, but in no event later than seven (7) business days thereafter, the Exchange Agent shall mail to each holder of record of UBNC Common Stock a letter of transmittal in customary form as prepared by FNB and reasonably acceptable to UBNC (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares into which the shares of UBNC Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). After the Effective Time of the Merger, each holder of a Certificate formerly representing shares of UBNC Common Stock, other than Treasury Shares, who surrenders or has surrendered such Certificate or customary affidavits and indemnification regarding the loss or destruction of such Certificate if in physical form, together with duly executed transmittal materials to the Exchange Agent, shall, upon acceptance thereof, be entitled to: (i) book entry shares representing FNB Common Stock into which the shares UBNC Common Stock shall have been converted pursuant to Section 1.4, (ii) any cash in lieu of any fractional share of FNB Common Stock to which such holder would otherwise be entitled and (iii) any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Subject to applicable Law, until surrendered as contemplated by this Section 2.2, each Certificate representing shares of UBNC Common Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the Merger Consideration, any cash in lieu of fractional shares into which the shares of UBNC Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement, any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). Subject to applicable Law, FNB shall not be obligated to deliver the Merger Consideration, any cash in lieu of fractional shares and/or any declared but unpaid dividends to which any former holder of UBNC Common Stock is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates for exchange as provided in this Section 2.2. If any shares of FNB Common Stock, or any cash in lieu of fractional shares and/or declared but unpaid dividends, are to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to FNB, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by FNB or the Exchange Agent, the posting by such Person of a bond in such amount as FNB and the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it, FNB or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(b)    Following surrender of any such Certificate, there shall be paid to the record holder of the whole shares of FNB Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any dividends or distributions, if any, with a record date prior to the Effective Time that have been declared by UBNC in respect of shares of UBNC Common Stock after the date of this Agreement in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, (ii) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of FNB Common Stock to which such holder is entitled pursuant to Section 1.4(f) and the amount of dividends or other distributions with a record date after the Effective Time of the Merger and which had become payable with respect to such whole shares of FNB Common Stock prior to the time of surrender, and (iii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FNB Common Stock.

(c)    After the Effective Time, there shall be no transfers on the stock transfer books of UBNC of the shares of UBNC Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of shares of UBNC Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to FNB for any reason, they shall be cancelled and exchanged as provided in this Agreement. All shares of FNB Common Stock, cash in lieu of fractional shares of FNB Common Stock and/or declared but unpaid dividends issued or paid upon the surrender for exchange of shares of UBNC Common Stock (or the provision of customary affidavits and indemnification for lost or mutilated Certificates in accordance with the terms hereof) and the letter of transmittal, shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of UBNC Common Stock.

(d)    Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the shareholders of UBNC following the passage of twelve (12) months after the Effective Time of the Merger shall be delivered to FNB, upon demand, and any former holders of UBNC Common Stock who have not theretofore complied with this Section 2.2 shall thereafter look only to FNB for payment of their claim for FNB Common Stock, any cash in lieu of fractional shares of FNB Common Stock and any unpaid dividends or distributions payable in accordance with Section 2.2(b).

(e)    Neither UBNC nor FNB shall be liable to any holder of shares of UBNC Common Stock or FNB Common Stock, as the case may be, for such shares, any dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)    The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of FNB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of FNB Common Stock for the account of the Persons entitled thereto.

2.3    Adjustments for Dilution and Other Matters. If prior to the Effective Time of the Merger, (a) FNB shall declare a stock dividend or distribution on FNB Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine FNB Common Stock, or make a distribution other than a regular quarterly cash dividend, on FNB Common Stock or on any security convertible into FNB Common Stock, in each case with a record date prior to the Effective Time of the Merger, or (b) the outstanding shares of FNB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization, then a proportionate adjustment or adjustments will be made to the Exchange Ratio and, as applicable, the Average Closing Price to give holders of UBNC Common Stock the same economic effect as contemplated by this Agreement prior to such event, which adjustment may include, as appropriate, the issuance of securities, property or cash on the same basis as that on which any of the foregoing shall have been issued, distributed or paid to holders of such class of FNB Common Stock generally.

2.4    Withholding Rights. The Exchange Agent or, subsequent to the first anniversary of the Effective Time, FNB, shall be entitled to deduct and withhold from any cash in lieu of fractional shares of FNB Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) and any other cash amounts otherwise payable pursuant to this Agreement to any holder of UBNC Common Stock or UBNC Equity Awards such amounts as the Exchange Agent or FNB, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or FNB, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of UBNC Common Stock or UBNC Equity Awards in respect of whom such deduction and withholding was made by the Exchange Agent or FNB, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF UBNC

Except as disclosed in the disclosure schedule delivered by UBNC to FNB prior to the execution of this Agreement (the “UBNC Disclosure Schedule”), UBNC hereby represents and warrants to FNB as follows:

3.1    Corporate Organization.

(a)    UBNC is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. UBNC has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be so licensed or qualified would not have a Material Adverse Effect upon UBNC.

(b)    True and complete copies of the articles of incorporation of UBNC (the “UBNC Articles”) and the bylaws of UBNC (the “UBNC Bylaws”), each as amended, supplemented, restated and/or otherwise modified and in effect as of the date of this Agreement, have previously been made available to FNB.

(c)    UBNC Bank is a state-chartered bank and is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks (“NCCOB”). UBNC Bank is duly organized, and validly existing and in good standing under the laws of the State of North Carolina and has the requisite power and authority, corporate or otherwise, to own its property and carry on its business as presently conducted, and is qualified to do business in any other jurisdiction or required to be qualified to do business in any other jurisdiction except where the failure to be so qualified would not have a Material Adverse Effect on UBNC. Except for UBNC Bank, UBNC has no Subsidiaries. The articles of incorporation, bylaws and similar governing documents of UBNC Bank, copies of which have been made available to FNB, are true and correct copies of such documents as amended, supplemented, restated and/or otherwise modified and in effect on the date of this Agreement.

(d)    As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any corporation, partnership, joint venture, limited liability company or any other entity (A) of which such party, or a subsidiary of such party, is a general partner, or (B) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such party and/or one or more Subsidiaries thereof, and the terms “UBNC Subsidiaries” and “FNB Subsidiaries” shall mean any direct or indirect Subsidiary of UBNC or FNB, respectively; and (ii) the term “Material Adverse Effect” means, with respect to FNB, UBNC or the Surviving Company, as the case may be, any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects, (A) is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes, after the date of this Agreement, in Laws of general applicability or interpretations thereof by courts or any Governmental Entity, (3) actions or omissions of (x) FNB or (y) UBNC, in each case, taken at the request of, or with the prior written consent of, the other or required hereunder, (4) changes, events or developments, after the date of this Agreement, in the regional, national or world economy, or financial or securities markets generally, or changes, events or developments, after the date of this Agreement, in general economic conditions or other changes, events or developments, after the date of this Agreement that affect banks or savings associations or their holding companies generally, except to the extent that such changes have a materially disproportionate adverse effect on such party relative to other similarly situated participants in the markets or industries in which they operate, (5) consummation or public disclosure of the transactions this Agreement contemplates, including the resignation of employment of employees or any impact on such party’s business, customer relations, condition or results of operations, in each case as a result therefrom, (6) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith, any national or international calamity, disaster or emergency or any escalation thereof, and any outbreaks, epidemics or pandemics (including with respect to SARS-CoV-2 or COVID-19) or any evolutions or mutations thereof, or any other viruses (including influenza) (the “Pandemic”), and any Pandemic Measures (as defined below)), (7) any changes in interest rates or foreign currency rates, (8) any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transactions this Agreement contemplates, (9) any failure by such party to meet any published, whether by such party or a third party research analyst, or internally prepared estimates of revenues or earnings, (10) a decline in the price, or a change in the trading volume of, such party’s common stock on the New York Stock Exchange (including any successor exchange, the “NYSE”) or the Over-the-Counter Market, as applicable, and (11) any matter to the extent that (x) it is disclosed in reasonable detail in the party’s disclosure schedules delivered to the other party pursuant to this Agreement or in the UBNC Financial Statements or FNB Reports prior to the date hereof (except for risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), as applicable, and (y) such disclosed matter does not worsen in a materially adverse manner, or (B) materially delays or impairs the ability of such party to timely consummate the transactions this Agreement contemplates. “Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines, orders, or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.

3.2    Capitalization.

(a)    The authorized capital stock of UBNC consists of 24,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. As of the date of this Agreement, there are (i) 5,980,882 shares of UBNC Common Stock issued and outstanding, including 136,123 shares of UBNC Common Stock issued pursuant to UBNC Restricted Stock Awards and subject to vesting restrictions, (ii) 60,990 shares of UBNC Common Stock reserved for issuance upon the exercise of outstanding UBNC Stock Options, (iii) no shares of preferred stock are issued and outstanding and (iv) no other shares of capital stock or other equity securities of UBNC issued, reserved for issuance or outstanding. All of the issued and outstanding shares of UBNC Common Stock have been, and all shares of UBNC Common Stock that may be issued upon the exercise of the UBNC Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than UBNC Equity Awards issued prior to the date of this Agreement and as provided by Section 5.2(a) of the UBNC Disclosure Schedule, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating UBNC to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. Except for the voting agreements contemplated by this Agreement, there are no voting trusts, shareholder agreements, proxies or other agreements in effect, to which UBNC is a party, with respect to the voting or transfer of the shares of UBNC Common Stock or other equity interests of UBNC. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of UBNC may vote are issued or outstanding. The subordinated debt securities of UBNC and UBNC Bank set forth in Section 3.2(a) of the UBNC Disclosure Schedule are referred to as the “UBNC Debentures.”

(b)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each UBNC Subsidiary are owned by UBNC, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than liens for property Taxes not yet due and payable (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3    Authority; No Violation.

(a)    UBNC has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates, subject to the receipt of the Requisite UBNC Vote and Requisite Regulatory Approvals. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of UBNC. Except for the approval of the Merger pursuant to this Agreement as required under North Carolina law by the affirmative vote of a majority of the outstanding shares of UBNC Common Stock entitled to vote thereon (such affirmative shareholder vote, the “Requisite UBNC Vote”), no other corporate approvals on the part of UBNC are necessary to approve this Agreement or consummate the Merger. Other than those set forth in Section 1.8, no corporate approvals on the part of UBNC or UBNC Bank are necessary to approve the Bank Merger Agreement or consummate the Bank Merger. This Agreement has been duly and validly executed and delivered by UBNC and, assuming the due authorization, execution and delivery of this Agreement by FNB, constitutes the valid and binding obligation of UBNC, enforceable against UBNC in accordance with its terms, except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of insured depository institutions or the rights of creditors generally and the availability of equitable remedies.

(b)    Neither the execution and delivery of this Agreement by UBNC nor the consummation by UBNC of the transactions this Agreement contemplates, nor compliance by UBNC with any of the terms or provisions of this Agreement, will (i) violate any provision of the UBNC Articles or the UBNC Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made and are in full force and effect, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to UBNC, any of the UBNC Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of UBNC or any of the UBNC Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which UBNC or any of the UBNC Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on UBNC.

3.4    Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, with the NCCOB under the North Carolina Regulation of Banks and Other Financial Services and with the Office of the Comptroller of the Currency (the “OCC”) under the National Bank Act and Bank Merger Act, and approval of such applications and notices, (b) the filing with the Securities and Exchange Commission (“SEC”) and declaration of effectiveness of the registration statement on Form S-4 (the “Registration Statement”) including a prospectus relating to the issuance of shares of FNB common stock in connection with the transactions contemplated by this Agreement and a notice and proxy statement relating to the meeting of UBNC’s shareholders to be held in connection with this Agreement (the “Proxy Statement”), (c) the filing of the North Carolina Articles of Merger with, and its acceptance for record by, the Secretary of State of the State of North Carolina pursuant to the NCBCA, the filing of the Pennsylvania Articles of Merger with, and its acceptance for record by, the Secretary of State of the Commonwealth of Pennsylvania pursuant to the ETL, and the filing of the Bank Merger Certificates, (d) the filing of notice by UBNC with the Financial Industry Regulatory Authority, Inc. under Rule 6490, and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement and approval of the listing on the NYSE of such shares of FNB Common Stock issuable in the Merger, no consents or approvals of, or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality of any federal, state, local or foreign government (each, a “Governmental Entity”) or any industry self-regulatory organization, including the Financial Industry Regulatory Authority, Inc. (“SRO”), are necessary in connection with (i) the execution and delivery by UBNC of this Agreement and (ii) the consummation by UBNC of the Merger and the other transactions this Agreement contemplates. No event has occurred, nor has any circumstance arisen, that, to the knowledge of UBNC, would reasonably be likely, either individually or together with any other event or circumstance, to impair the ability to obtain or materially delay the receipt of the Requisite Regulatory Approvals on a timely basis or result in the imposition of a Materially Burdensome Regulatory Condition.

3.5    Reports. UBNC does not have a class of securities registered under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and does not file documents and reports with the SEC thereunder. UBNC and each of the UBNC Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2020 with the applicable Regulatory Agencies (other than the OCC) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2020, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any local government, any foreign entity, or any Regulatory Agency (other than the OCC), and have paid all fees and assessments due and payable in connection therewith.

3.6    Financial Statements.

(a)    UBNC has previously delivered or made available to FNB copies of (i) UBNC’s audited consolidated financial statements (including the related notes and schedules thereto) for the year ended December 31, 2021 and 2020, accompanied by the unqualified audit reports of Dixon Hughes Goodman LLP, independent registered accountants (the “UBNC Audited Financial Statements”), (ii) Union Bank’s audited financial statements (including the related notes and schedules thereto) for the year ended December 31, 2019, accompanied by the unqualified audit reports of Dixon Hughes Goodman LLP, independent registered accountants (the “Union Bank 2019 Audited Financial Statements” and, collectively with the UBNC Audited Financial Statements, the “Audited Financial Statements”) and (iii) UBNC’s unaudited interim consolidated financial statements as of and for the three months ended March 31, 2022 (collectively with any unaudited consolidated financial statements for periods subsequent to March 31, 2022 upon their delivery to FNB, the “Unaudited Financial Statements” and collectively with the Audited Financial Statements, the “UBNC Financial Statements”). The UBNC Financial Statements (including any related notes and schedules thereto) are accurate and complete in all material respects and fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of UBNC and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of the Unaudited Financial Statements, to (i) the absence of consolidated statements of changes in stockholders’ equity, consolidated statements of comprehensive income (loss), and consolidated statements of cash flow, (ii) normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to UBNC), and (iii) the absence of notes and schedules as permitted by GAAP (that, if presented, would not differ materially from those included in the Audited Financial Statements). No financial statements of any entity or enterprise other than UBNC’s Subsidiaries are required by GAAP to be included in the consolidated financial statements of UBNC. Neither UBNC nor any of its Subsidiaries has any liabilities or obligations of a nature that would be required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto except for those which are reflected or reserved against in the UBNC Financial Statements and those which have been incurred in the ordinary course of business since December 31, 2021 or in connection with this Agreement and the transactions contemplated hereby. True, correct and complete copies of the UBNC Financial Statements have been made available to FNB.

(b)    The books and records of UBNC and its subsidiaries have been since January 1, 2020, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of UBNC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of UBNC or its Subsidiaries or accountants (including all means of access thereto and therefrom). UBNC and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. UBNC has disclosed, based on its most recent evaluations, to its outside auditors and the audit committee of the board of directors of UBNC (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect UBNC’s ability to accurately record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in UBNC’s internal control over financial reporting.

(c)    Since January 1, 2020, neither UBNC nor any of its Subsidiaries nor, to UBNC’s knowledge, any director, officer, employee, auditor, accountant or representative of UBNC or any of its Subsidiaries has received, or otherwise had or obtained knowledge of, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of UBNC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that UBNC or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.7    Broker’s Fees. Except for Piper Sandler & Co., neither UBNC nor any UBNC Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

3.8    Absence of Certain Changes or Events. Since December 31, 2021, (i) UBNC and the UBNC Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to UBNC. For purposes of this Agreement, the term “ordinary course,” with respect to either UBNC and any UBNC Subsidiaries, or FNB and any FNB Subsidiaries, shall take into account the commercially reasonable actions taken by such parties in response to the Pandemic and the Pandemic Measures.

3.9    Legal Proceedings.

(a)    There is no pending, or, to UBNC’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization, Governmental Entity or other entity (each, a “Person”) relating to UBNC, any of the UBNC Subsidiaries or any of their respective properties or permits, licenses or authorizations that has had, or is reasonably likely to have a Material Adverse Effect on UBNC.

(b)    There is no judgment or order of any Governmental Entity or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon UBNC, any of the UBNC Subsidiaries or the assets of UBNC or any of the UBNC Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on UBNC.

3.10    Taxes and Tax Returns.

(a)    Each of UBNC and the UBNC Subsidiaries has duly and timely filed, including all applicable extensions, all income and other material Tax Returns required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all material Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity, other than Taxes that (i) are not yet delinquent or are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of UBNC and the UBNC Subsidiaries. Neither UBNC nor any of the UBNC Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon UBNC or any of the UBNC Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where UBNC or any of the UBNC Subsidiaries has not filed Tax Returns such that UBNC or any of the UBNC Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, UBNC or any of the UBNC Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of UBNC and the UBNC Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of UBNC or any of the UBNC Subsidiaries. Neither UBNC nor any of the UBNC Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among UBNC and the UBNC Subsidiaries. Neither UBNC nor any of the UBNC Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was UBNC, or (B) has any liability for the Taxes of any Person, other than UBNC or any of the UBNC Subsidiaries, under Treas. Reg. § 1.1502-6, or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise. Neither UBNC nor any of the UBNC Subsidiaries has been, during the two-year period ending on the date hereof, a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to be governed in whole or in part by Sections 355 of the Code. UBNC is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither UBNC, nor any of the UBNC Subsidiaries or any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any private letter rulings of the U.S. Internal Revenue Service (“IRS”) or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable Law, which rulings or agreements would have a continuing effect after the Effective Time. Neither UBNC nor any of the UBNC Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the U.S. Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction”, as set forth in Treas. Reg. § 1.6011-4(b)(2). UBNC has made available to FNB complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of UBNC and the UBNC Subsidiaries relating to all taxable periods beginning on and after January 1, 2017, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to UBNC or the UBNC Subsidiaries. Neither UBNC, any of the UBNC Subsidiaries nor FNB, as a successor to UBNC, will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of UBNC or any of the UBNC Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign Law, for periods or portions thereof ending on or before the

Closing Date. Neither UBNC nor any of the UBNC Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(b)    As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, bank shares tax, employment, severance, withholding, duties, intangibles, franchise, backup withholding, inventory, capital stock, license, employment, social security, unemployment, excise, stamp, occupation, and estimated taxes, and other taxes, charges, levies or like assessments, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treas. Reg § 1.1502-6(a) or any predecessor or successor thereof of any analogous or similar provision under Law or otherwise.

(c)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity and any amendment thereof including, where permitted or required, combined, consolidated or unitary returns for any group of entities.

3.11    Employee Benefits. For purposes of this Agreement, the following terms shall have the following meanings:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, other than failures that could not reasonably be expected to result, in the aggregate, in any material liability to UBNC or FNB, as applicable.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA with the first entity, trade or business.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“UBNC Benefit Plan” means any employee benefit or compensation plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer, director or other service provider of UBNC or any of the UBNC Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by UBNC or any of the UBNC ERISA Affiliates or to which UBNC or any of the UBNC ERISA Affiliates contribute, is obligated to contribute, or has any direct or indirect liability, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity or equity-based compensation, severance, employment, change of control or fringe benefit plan, program, policy agreement or arrangement, including UBNC Employment Agreements.

“UBNC Employment Agreement” means a contract, offer letter or agreement of UBNC or any of the UBNC Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which UBNC or any of the UBNC Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a)    Section 3.11(a) of the UBNC Disclosure Schedule includes a complete list of all UBNC Benefit Plans (other than offer letters for at-will employment that require no advance notice to terminate and immaterial fringe benefits).

(b)    With respect to each UBNC Benefit Plan, UBNC has delivered or made available to FNB, as applicable, a true, correct and complete copy of, as applicable: (i) each writing constituting a part of such UBNC Benefit Plan, including all current plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any summaries of material modifications thereto, (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any, (vi) the most recent determination, advisory, or opinion letter from the IRS, if any, and (vii) the most recent minimum coverage and discrimination testing results, if any. UBNC has delivered or made available to FNB a true, correct and complete copy of each UBNC Employment Agreement (or, where a standard form is used, a copy of such form).

(c)    All contributions required to be made to any UBNC Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any UBNC Benefit Plan, for the period six (6) years prior to and through the date of this Agreement, have been timely made or paid in full. Each UBNC Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code, (ii) is self-funded, or (iii) is unfunded.

(d)    With respect to each UBNC Benefit Plan, UBNC and the UBNC Subsidiaries have complied in all material respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such UBNC Benefit Plans. Each UBNC Benefit Plan has been administered in all material respects in accordance with its terms. There are not now, nor do any circumstances exist that would reasonably be likely to give rise to, any requirement for the posting of security with respect to any UBNC Benefit Plan or the imposition of any material lien on the assets of UBNC or any of the UBNC Subsidiaries under ERISA or the Code. Section 3.11(d) of the UBNC Disclosure Schedule identifies each UBNC Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (the “UBNC Qualified Plans”). The IRS has issued a favorable determination letter with respect to each UBNC Qualified Plan and the related trust which has not been revoked, or UBNC is entitled to rely on a favorable advisory or opinion issued by the IRS with respect to the preapproved plan document adopted in accordance with the requirements of such advisory or opinion. To the knowledge of UBNC, there are no existing circumstances and no events have occurred that would reasonably be likely to adversely affect the qualified status of any UBNC Qualified Plan or the related trust. None of UBNC and the UBNC Subsidiaries nor, to UBNC’s knowledge, any other Person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be likely to subject UBNC, any of the UBNC Subsidiaries or any Person that UBNC or any of the UBNC Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e)    No UBNC Benefit Plan is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a Multiemployer Plan, (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”) or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA (a “MEWA”). None of UBNC nor any of its ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of UBNC or any of its ERISA Affiliates following the Effective Time. Without limiting the generality of the foregoing, neither UBNC nor any of its ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(f)    Except as set forth in Section 3.11(f) of the UBNC Disclosure Schedule, UBNC and its ERISA Affiliates have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to UBNC or its ERISA Affiliates.

(g)    Except as set forth in Section 3.11(g) of the UBNC Disclosure Schedule, neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of UBNC or any of the UBNC Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation including deferred compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or additional tax under Section 409A of the Code.

(h)    UBNC has delivered or made available to FNB a true and complete list of the corporate and functional titles, hire dates, incentive compensation, profit sharing and bonuses paid in 2021, full or part-time status, 2022 annual salaries or hourly rates, accrued and unused paid time off, and any accrued bonuses of all employees of UBNC or any of the UBNC Subsidiaries (“UBNC Employees”) as of the date hereof and, with respect to any UBNC Employee on a leave of absence or otherwise not actively employed (“Inactive UBNC Employees”), the date on which each such Inactive UBNC Employee is expected to return to active employment. Except as otherwise set forth in Section 3.11(h) of the UBNC Disclosure Schedule, (A) none of the UBNC Employees has a contract of employment with UBNC or any of the UBNC Subsidiaries, (B) all UBNC Employees are employees “at will” whose employment is terminable without liability therefor and (C) none of the UBNC Employees has a contract or arrangement with UBNC or any of the UBNC Subsidiaries relating to stay bonuses, retention or stay payments, severance pay or benefits or other material perquisites or benefits.

(i)    No labor union, labor organization or works council has made a demand for recognition or certification for representation of employees of UBNC or UBNC Subsidiaries, and there are no representations, certification proceedings, or petitions seeking a representation proceeding presently pending or, to UBNC’s knowledge, threatened against UBNC or UBNC Subsidiaries. Each of UBNC and the UBNC Subsidiaries is in compliance in all material respects with all applicable Laws and collective bargaining agreements respecting employment and employment practices and terms and conditions of employment, including but not limited to wage and hour, worker classification, occupational safety and health, immigration, and the Worker Adjustment and Retraining Notification Act and any similar law.

3.12    Compliance with Applicable Law. UBNC and each of the UBNC Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and are and have been in compliance in all material respects with, all Laws applicable to UBNC or any of the UBNC Subsidiaries, including the Equal Credit Opportunity Act and Regulation B, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O, any regulations promulgated by the Consumer Financial Protection Bureau or the NCCOB, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices or the use of vendors in connection therewith, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and applicable limits on loans to one borrower, except where such failure to hold or such noncompliance is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on UBNC.

3.13    Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on UBNC, (a) none of UBNC nor any of the UBNC Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any contract, lease, license or other agreement or instrument, (b) to the knowledge of UBNC, none of the other parties to any such contract, lease, license or other agreement or instrument (excluding instruments or agreements relating to Loans) is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder, and (c) neither UBNC nor any of the UBNC Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of UBNC or any of the UBNC Subsidiaries.

3.14    UBNC Regulatory Matters.

(a)    UBNC is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).

(b)    The deposit accounts of UBNC Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to UBNC’s knowledge, threatened. UBNC Bank received a rating of “satisfactory” in its most recent examination under the Community Reinvestment Act.

(c)    Since January 1, 2020, neither UBNC nor any of its Subsidiaries has been a party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, refund pursuant to any matter requiring attention, restitution, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued or required by, or entered into with, either (i) the Federal Reserve Board, (ii) the FDIC, (iii) the OCC, (iv) the NCCOB or any other state regulatory authority, (v) any foreign regulatory authority, (vi) any SRO or (vii) the SEC (collectively, “Regulatory Agencies”) or any other Governmental Entity. Since January 1, 2020, neither UBNC nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Regulatory Agency or other Governmental Entity that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither UBNC nor any of its Subsidiaries has reason to believe that any Regulatory Agency or other Governmental Entity is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph.

(d)    Except for examinations of UBNC and its Subsidiaries conducted by their respective primary functional regulators in the ordinary course of business, no Regulatory Agency or other Governmental Entity has initiated, to the knowledge of UBNC, threatened, or has pending any proceeding, specially targeted examination, or, to the knowledge of UBNC, any inquiry or investigation into the business or operations of UBNC or any of its Subsidiaries, except where such proceeding, inquiry, or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on UBNC or to prevent or materially delay receipt of the Requisite Regulatory Approvals.

(e)    There is no unresolved violation, apparent violation, criticism, restitution, penalties, sanctions, matter requiring attention, recommendation, or exception cited, made, or threatened by any Regulatory Agency or other Governmental Entity in any report of examination, report of inspection, supervisory letter or other communication with UBNC or any of its Subsidiaries that (i) relates to anti-money laundering, economic sanctions, fair lending or consumer protection, (ii) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on UBNC or (iii) would reasonably be likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals.

3.15    Undisclosed Liabilities. Neither UBNC nor any of its Subsidiaries has, and since December 31, 2021, neither UBNC nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except for (i) those liabilities properly accrued or reserved against in the unaudited consolidated balance sheet of UBNC and its Subsidiaries as of March 31, 2022 included in the UBNC Financial Statements, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2022, (iii) liabilities and obligations that are not material to UBNC and its Subsidiaries, taken as a whole, and (iv) any liabilities incurred with respect to the transactions contemplated by this Agreement.

3.16    Environmental Liability.

(a)    Except as set forth in Section 3.16(a) of the UBNC Disclosure Schedule or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on UBNC or any of its Subsidiaries, (i) UBNC and the UBNC Subsidiaries are in compliance, and since January 1, 2017 have complied, with all applicable Environmental Laws, (ii) Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by UBNC or any of the UBNC Subsidiaries, or on any property in which UBNC or any of the UBNC Subsidiaries has held a security interest, Lien, or a fiduciary or management role, that would reasonably be likely to result in an Environmental Liability for UBNC or the UBNC Subsidiaries, (iii) no Contamination exists at any real property owned by a third party that would reasonably be likely to result in an Environmental Liability for UBNC or the UBNC Subsidiaries, (iv) neither UBNC nor any of the UBNC Subsidiaries has received any written notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law, and (v) neither UBNC nor any of the UBNC Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be likely to result in an Environmental Liability of UBNC or the UBNC Subsidiaries. UBNC has made available to FNB copies of all material environmental reports or studies, sampling data, correspondence and filings in its possession or relating to UBNC, the UBNC Subsidiaries and any currently owned or leased property of UBNC which were prepared in the last four (4) years.

(b)    As used in this Agreement, (i) the term “Environmental Laws” means collectively, any and all laws, ordinances, rules, regulations, directives, orders, authorizations, decrees, permits, or other mandates, of a Governmental Entity relating to any Hazardous Substance, Contamination, protection of the environment or human health and safety as it relates to Hazardous Substance exposure, including those relating to emissions, discharges or releases or threatened emissions, discharges or releases to, on, onto or into the environment of any Hazardous Substance, (ii) the term “Hazardous Substance” means any element, substance, compound or mixture whether solid, liquid or gaseous that is subject to regulation by any Governmental Entity under any Environmental Law, or the presence or existence of which gives rise to any Environmental Liability, (iii) the term “Contamination” means the emission, discharge or release of any Hazardous Substance to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence or existence of any such Hazardous Substance, and (iv) the term “Environmental Liability” means liabilities for response, remedial or investigation costs, and any other expenses, including reasonable attorney and consultant fees, laboratory costs and litigation costs, required under, or necessary to attain or maintain compliance with, applicable Environmental Laws or relating to or arising from Contamination or Hazardous Substances.

3.17    Real Property.

(a)    Each of UBNC and the UBNC Subsidiaries has good and marketable title, free and clear of all Liens, to all material real property owned by such entity (the “Owned Properties”), except for (i) Liens that do not materially detract from the present use of such real property or otherwise materially impair business operations at such properties, (ii) statutory Liens securing payments not yet due and (iii) Liens for real property Taxes not yet due and payable.

(b)    A true and complete copy of each agreement pursuant to which UBNC or any of the UBNC Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”), has heretofore been made available to FNB. Assuming due authorization, execution and delivery by the counterparty thereto, each Lease is valid, binding and enforceable against UBNC or the UBNC Subsidiary party thereto, as the case may be, and, to the knowledge of UBNC, against any other party thereto, in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. There is not under any such Lease any material existing default by UBNC or any of the UBNC Subsidiaries or, to the knowledge of UBNC, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default. The consummation of the transactions this Agreement contemplates will not cause any default under the Leases, provided the consents and notices disclosed in Section 3.17(b) of the UBNC Disclosure Schedule have been obtained or made, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on UBNC.

(c)    The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which UBNC and the UBNC Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on UBNC.

(d)    Neither UBNC nor any Subsidiary of UBNC leases any real property to a third party.

3.18    State Takeover Laws.

(a)    UBNC has taken all actions necessary to exempt this Agreement and the transactions contemplated hereby and thereby from, and this Agreement is exempt from, the requirements of any Takeover Law applicable to it. As used in this Agreement, “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations, including those of the State of North Carolina.

(b)    Neither UBNC nor any of the UBNC Subsidiaries have any shareholders’ rights plan or similar plan or arrangement in effect.

3.19    Opinion. Prior to the execution of this Agreement, UBNC has received an opinion from Piper Sandler to the effect that as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio is fair to the shareholders of UBNC from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.20    Insurance. UBNC and the UBNC Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 3.20 of the UBNC Disclosure Schedule and as their management reasonably have determined to be prudent in accordance with industry practices.

3.21    Investment Securities. Except where failure to be true would not reasonably be likely to have a Material Adverse Effect on UBNC, (a) each of UBNC and the UBNC Subsidiaries has good title to all securities owned by it, except those securities sold under repurchase agreements securing deposits, borrowings of federal funds or borrowings from a Federal Reserve Bank or Federal Home Loan Bank or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of UBNC or the UBNC Subsidiaries, and (b) such securities are valued on the books of UBNC in accordance with GAAP in all material respects.

3.22    Intellectual Property.

(a)    (i) UBNC and the UBNC Subsidiaries own or have a valid license to use all material UBNC Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates), (ii) to the knowledge of UBNC, UBNC Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of UBNC and the UBNC Subsidiaries as currently conducted, (iii) UBNC Intellectual Property that is registered and owned by UBNC or any of the UBNC Subsidiaries, and to the knowledge of UBNC, all other registered UBNC Intellectual Property, has not been cancelled, forfeited, expired or abandoned, (iv) UBNC Intellectual Property that is registered is valid, and neither UBNC nor any of the UBNC Subsidiaries has received written notice challenging the validity or enforceability of UBNC Intellectual Property, and (v) to the knowledge of UBNC, the conduct of the business of UBNC and the UBNC Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any other Person, nor to the knowledge of UBNC has UBNC or any of the UBNC Subsidiaries received any written communications alleging that any of them has infringed, diluted, misappropriated or violated any of the Intellectual Property of any other Person. To UBNC’s knowledge, no other Person is infringing, diluting, misappropriating or violating, nor has UBNC or any of the UBNC Subsidiaries sent any written communications alleging that any person has infringed, diluted, misappropriated or violated, any of the UBNC Intellectual Property owned by UBNC or a UBNC Subsidiary.

(b)    For purposes of this Agreement, the term “Intellectual Property” means (i) trademarks, service marks, trade names and Internet domain names, together with all registrations and applications related to the foregoing; (ii) patents and patent applications; (iii) copyrights (including any registrations and applications for any of the foregoing); and (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations; and the term “UBNC Intellectual Property” means all Intellectual Property used or held for use in the operation of the business of UBNC or any of its Subsidiaries.

(c)    At all times, (i) UBNC and each of the UBNC Subsidiaries have taken commercially reasonable actions to protect and maintain (A) all UBNC Intellectual Property and (B) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect the same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements, (ii) UBNC’s and the UBNC Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment and all associated documents (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by UBNC in connection with its business, and have not materially malfunctioned or failed within the past two (2) years, (iii) to UBNC’s knowledge, no Person has gained unauthorized access to the IT Assets and (iv) UBNC has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.

(d)    UBNC Bank obtains its material data processing services, ATM and other information technology services exclusively through the contracts or agreements with the Persons described in Section 3.22(d) of the UBNC Disclosure Schedule (“DP Contracts”). A true and correct executed copy of each DP Contract, as in effect on the date hereof, has been made available to FNB. Other than the DP Contracts, neither UBNC nor UBNC Bank has any agreement with any other Person for material data processing, ATM or other technology services.

3.23    Loans; Nonperforming and Classified Assets.

(a)    Each loan, loan commitment, letter of credit or other extension of credit (“Loan”) on the books and records of UBNC or any UBNC Subsidiary (i) was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, (ii) is evidenced in all material respects by appropriate and sufficient documentation, (iii) to the extent secured, has been secured or is in the process of being secured, by valid Liens, which have been perfected or are in the process of being perfected, in accordance with all applicable Laws and, (iv) to the knowledge of UBNC, constitutes the legal, valid and binding obligation of the obligor named in the contract evidencing such Loan subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b)    UBNC has made available to FNB a listing as to UBNC and each UBNC Subsidiary as of the latest practicable date, which shall be a date no earlier than March 31, 2022: (i) any Loan with an outstanding balance of $500,000 or more and under the terms of which the obligor is ninety (90) or more days delinquent in payment of principal or interest, or to UBNC’s knowledge, in default of any other material provision thereof, (ii) any Loan that is on non-accrual status, (iii) any Loan that is a troubled debt restructuring under GAAP, (iv) any Loan for which a specific reserve exists in connection therewith, (v) each Loan that has been classified as “substandard”, “doubtful”, “loss” or “special mention” or words of similar import by UBNC, a UBNC Subsidiary or an applicable Regulatory Agency, (vi) a listing of the real estate classified as “Other Real Estate Owned” (“OREO”) acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (vii) each written or oral loan agreement, note or borrowing arrangement, including leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any Affiliate. For purposes of this Agreement, “Affiliate” means, with respect to either party, any director, executive officer or five percent or greater shareholder of such party or such party’s Subsidiaries, or to the knowledge of such party, any other Person controlling, controlled by or under common control with any of the foregoing. “Control”, with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

(c)    All reserves or other allowances for loan losses reflected in UBNC’s financial statements included in the UBNC Financial Statements as of and for the year ended December 31, 2021 and as of and for the three (3) months ended March 31, 2022, comply in all material respects with the standards established by Governmental Entities and GAAP. Neither UBNC nor UBNC Bank has been notified in writing by any state or federal bank regulatory agency that UBNC’s reserves are inadequate or that the practices and policies of UBNC in establishing its reserves for the year ended December 31, 2021 and the three (3) months ended March 31, 2022, and in accounting for delinquent and classified assets, fail to comply with applicable accounting or regulatory requirements.

(d)    All Loans owned by UBNC or any UBNC Subsidiary, or in which UBNC or any UBNC Subsidiary has an interest, comply in all material respects with applicable Laws, including applicable usury statutes, underwriting and recordkeeping requirements, Regulation O and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act.

(e)    At the date of this Agreement, UBNC’s and UBNC Bank’s respective allowances for loan losses are sufficient for their reasonably anticipated loan losses, are in compliance with the standards established by applicable Governmental Entities and are adequate under GAAP. UBNC and each UBNC Subsidiary hold the mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the Loans secured by real property or are not material as to the collectability of such Loans, and all Loans owned by UBNC and each UBNC Subsidiary are with full recourse to the borrowers, and neither of UBNC nor any UBNC Subsidiary has taken any action which would reasonably be likely to result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any Loan. To the knowledge of UBNC, all applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity.

(f)    Each outstanding loan participation sold by UBNC or any UBNC Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to UBNC or any UBNC Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation.

(g)    Section 3.23(g) of the UBNC Disclosure Schedule sets forth a list of all Loans by UBNC Bank outstanding as of the date of this Agreement to any director, executive officer or principal shareholder (as such terms are defined in 12 C.F.R. Part 215) of UBNC or the UBNC Subsidiaries and there has been no default on, or forgiveness or waiver of, in whole or in part, any such Loan during the two (2) years immediately preceding the date hereof.

(h)    UBNC has made available to FNB a listing, as of the latest practicable date, which shall be a date no earlier than March 31, 2022, by account, of: (i) all Loans, including loan participations, of UBNC or any other UBNC Subsidiary that have had their respective terms to maturity accelerated during the past twelve (12) months, (ii) all loan commitments or lines of credit of UBNC that have been terminated by UBNC during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (iii) each borrower, customer or other party that has notified UBNC during the past twelve (12) months of, or has asserted against UBNC, in each case in writing, any “lender liability” or similar claim, and each borrower, customer or other party that has given UBNC any oral notification of, or orally asserted to or against UBNC, any such claim, (iv) all Loans, (A) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) that are troubled debt restructurings under GAAP, or (E) where a specific reserve allocation exists in connection therewith and (v) all assets classified by UBNC as OREO and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

3.24    Fiduciary Accounts. UBNC Bank does not administer any accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, personal representative, guardian, conservator or investment advisor.

3.25    Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. UBNC Bank is in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act and all regulations promulgated thereunder. Except as would not be material to UBNC and the UBNC Subsidiaries, taken as a whole, UBNC Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

3.26    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by UBNC in this Article 3, neither UBNC nor any other person makes any express or implied representation or warranty with respect to UBNC, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and UBNC hereby disclaims any such other representations or warranties.

(b)    UBNC acknowledges and agrees that neither FNB nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FNB

Except as (i) disclosed in the disclosure schedule delivered by FNB to UBNC prior to the execution of this Agreement (the “FNB Disclosure Schedule”) or (ii) as disclosed in any FNB Reports filed by FNB prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), FNB hereby represents and warrants to UBNC as follows:

4.1    Corporate Organization.

(a)    FNB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. FNB has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be so licensed or qualified would not have a Material Adverse Effect upon FNB.

(b)    True and complete copies of the articles of incorporation (the “FNB Charter”) and bylaws of FNB (the “FNB Bylaws”), each as amended, supplemented, restated and/or otherwise modified and in effect as of the date of this Agreement, have previously been made available to UBNC.

(c)    FNB Bank is a national banking association organized under the National Bank Act and regulated by OCC. FNB Bank is duly organized, and validly existing and in good standing under the laws of the United States and has the requisite power and authority, corporate or otherwise, to own its property and carry on its business as presently conducted, but is not qualified to do business in any other jurisdiction or required to be qualified to do business in any other jurisdiction except where the failure to be so qualified would not have a Material Adverse Effect on FNB. Each FNB Subsidiary (i) was duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required, to own or lease its properties and assets and to carry on its business as now conducted, except for purposes of clause (iii) only, as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB. The charter documents and bylaws of each Subsidiary of FNB that is a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the SEC, copies of which have been made available to UBNC, are true and correct copies of such documents as amended, supplemented, restated and/or otherwise modified and in effect on the date of this Agreement.

4.2    Capitalization.

(a)    The authorized capital stock of FNB consists of 500,000,000 shares of FNB Common Stock, of which, as of April 30, 2022, 351,470,171 shares were issued and outstanding, and 20,000,000 shares of preferred stock, $0.01 par value (the “FNB Preferred Stock”), of which, as of the date of this Agreement, 110,877 shares were issued and outstanding. As of April 30, 2022, 13,705,273 shares of FNB Common Stock were held in FNB’s treasury. As of April 30, 2022, no shares of FNB Common Stock or FNB Preferred Stock were reserved for issuance, except for (i) 11,282,012 shares of FNB Common Stock reserved for issuance upon exercise of options issued or available for issuance pursuant to employee and director stock plans of FNB in effect as of the date of this Agreement (the “FNB Stock Plans”), and (ii) no shares of FNB Common Stock reserved for issuance pursuant to warrants issued to the Treasury Department (the “FNB Warrants”). All of the issued and outstanding shares of FNB Common Stock have been, and all shares of FNB Common Stock reserved for issuance as described in the foregoing clauses (i) – (ii), when issued in accordance with the terms of the stock plans, warrants and other instruments referred to in those clauses, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the FNB Stock Plans and the FNB Warrants, FNB is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of FNB Common Stock or any other equity securities of FNB or any securities representing the right to purchase or otherwise receive any shares of FNB Common Stock. The shares of FNB Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights.

(b)     All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of FNB are owned by FNB, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3    Authority; No Violation.

(a)    FNB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates, subject to the receipt of the Requisite Regulatory Approvals. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of FNB. Other than those set forth in Section 1.8, no corporate approvals on the part of FNB or FNB Bank are necessary to approve the Bank Merger Agreement or consummate the Bank Merger. This Agreement has been duly and validly executed and delivered by FNB and, assuming the due authorization, execution and delivery of this Agreement by UBNC, constitutes the valid and binding obligation of FNB, enforceable against FNB in accordance with its terms, except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of insured depository institutions or the rights of creditors generally and the availability of equitable remedies.

(b)    Neither the execution and delivery of this Agreement by FNB, nor the consummation by FNB of the transactions this Agreement contemplates, nor compliance by FNB with any of the terms or provisions of this Agreement, will (i) violate any provision of the FNB Charter or the FNB Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made and are in full force and effect, (A) violate any Law applicable to FNB, any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, constitute a default, or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FNB or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FNB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.4    Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, with the NCCOB under the North Carolina Regulation of Banks and Other Financial Services and with the OCC under the National Bank Act and Bank Merger Act, and approval of such applications and notices, (b) the filing with the SEC and declaration of effectiveness of the Registration Statement including a prospectus relating to the issuance of shares of FNB common stock in connection with the transactions contemplated by this Agreement and the Proxy Statement and, (c) the filing of North Carolina Articles of Merger with, and its acceptance for record by, the Secretary of State of the State of North Carolina pursuant to the NCBCA, and the filing of the Pennsylvania Articles of Merger with, and its acceptance for record by, the Secretary of State of the Commonwealth of Pennsylvania pursuant to the ETL, and the filing of the Bank Merger Certificates, and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement and approval of listing such FNB Common Stock issuable in the Merger on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity or SRO are necessary in connection with (i) the execution and delivery by FNB of this Agreement and (ii) the consummation by FNB of the Merger and the other transactions this Agreement contemplates. No event has occurred, nor has any circumstance arisen, that, to the knowledge of FNB, would reasonably be likely, either individually or together with any other event or circumstance, to impair the ability to obtain or materially delay the receipt of the Requisite Regulatory Approvals on a timely basis or result in the imposition of a Materially Burdensome Regulatory Condition.

4.5    Reports. FNB and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2020 with the applicable Regulatory Agencies (other than the NCCOB) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2020, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any local government, any foreign entity, or any Regulatory Agency (other than the NCCOB), and have paid all fees and assessments due and payable in connection therewith.

4.6    SEC Reports; Financial Statements.

(a)    FNB has filed or furnished on a timely basis to the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by it to the SEC under the Securities Act of 1933, as amended (the “Securities Act”), under the

Exchange Act, or under the securities regulations of the SEC, since January 1, 2020 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “FNB Reports”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any FNB Report has been amended by a subsequently filed FNB Report prior to the date hereof, in which case, as of the date of such amendment, (i) the FNB Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and (ii) none of the FNB Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of FNB’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)    The financial statements (including the related notes thereto) included (or incorporated by reference) in the FNB Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except, in each case, as may be expressly indicated in such statements or in the notes thereto) and fairly present in all material respects the consolidated financial position of FNB and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to year-end normal and recurring audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c)    There are no outstanding comments from or material unresolved issues raised by the SEC staff with respect to the FNB Reports.

(d)    The books and records of FNB and its Subsidiaries have been since January 1, 2020, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of FNB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have a material adverse effect on the system of internal accounting controls described in the following sentence. FNB and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. FNB (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to FNB, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of FNB by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the FNB Reports and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to FNB’s outside auditors and the audit committee of the Board of Directors of FNB (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect FNB’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in FNB’s internal control over financial reporting.

(e)    Since January 1, 2020, (A) neither FNB nor any of its Subsidiaries nor, to the knowledge of FNB, any director, officer, employee, auditor, accountant or representative of FNB or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FNB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FNB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing FNB or any of its Subsidiaries, whether or not employed by FNB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FNB or any of its officers, directors, employees or agents to the Board of Directors of FNB or any committee thereof or, to the knowledge of FNB, to any of FNB’s directors or officers.

4.7    Broker’s Fees. Except for BofA Securities, Inc., neither FNB nor any FNB Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

4.8    Absence of Certain Changes or Events. Since December 31, 2021, (i) FNB and the FNB Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to FNB.

4.9    Legal Proceedings.

(a)    There is no pending, or, to FNB’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity relating to FNB, any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations that has had, or is reasonably likely to have, a Material Adverse Effect on FNB.

(b)    There is no judgment or order of any Governmental Entity or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon FNB, any of its Subsidiaries or the assets of FNB or any of the FNB Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on FNB.

4.10    Taxes and Tax Returns. Each of FNB and the FNB Subsidiaries has duly and timely filed, including all applicable extensions, all income and other material Tax Returns required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all material Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity, other than Taxes that (i) are not yet delinquent or are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of FNB and its Subsidiaries. Neither FNB nor any of the FNB Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon FNB or any of the FNB Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where FNB or any of the FNB Subsidiaries has not filed Tax Returns such that FNB or any of the FNB Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, FNB or any of its Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of FNB and its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of FNB or any of its Subsidiaries. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of FNB or any of the FNB Subsidiaries. Neither FNB nor any of the FNB Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among FNB and the FNB Subsidiaries. Neither FNB nor any of the FNB Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was FNB, or (B) has any liability for the Taxes of any Person, other than FNB or any of the FNB Subsidiaries, under Treas. Reg. § 1.1502-6, or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise. Neither FNB nor any of the FNB Subsidiaries has been, during the two-year period ending on the date hereof, a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to be governed in whole or in part by Sections 355 of the Code. FNB is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither FNB, its Subsidiaries nor any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any IRS private letter rulings or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable Law, which rulings or agreements would have a continuing effect after the Effective Time. Neither FNB nor any of the FNB Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2). FNB has made available to UBNC complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of FNB and its Subsidiaries relating to the taxable periods beginning on and after January 1, 2017, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to FNB or its Subsidiaries. Neither FNB, nor any of the FNB Subsidiaries will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of FNB or any of the FNB Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign Law, for periods, or portions thereof, ending on or before the Closing Date. Neither FNB nor any of the FNB Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

4.11    Employee Benefits. For purposes of this Agreement, the following terms shall have the following meanings:

“FNB Benefit Plan” means any employee benefit or compensation plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer, director or other service provider of FNB or any of the FNB Subsidiaries or any beneficiary or dependent thereof, that is sponsored or maintained by FNB or any of the FNB ERISA Affiliates or to which FNB or any of the FNB ERISA Affiliates contribute, is obligated to contribute, or has any direct or indirect liability, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity or equity-based compensation, severance, employment, change of control or fringe benefit plan, program, policy agreement or arrangement, including FNB Employment Agreements.

“FNB Employment Agreement” means a contract or agreement of FNB or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which FNB or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

(a)    Section 4.11(a) of the FNB Disclosure Schedule includes a complete list of all FNB Benefit Plans (other than offer letters for at-will employment that require no advance notice to terminate and immaterial fringe benefits).

(b)    With respect to each FNB Benefit Plan, FNB made available to UBNC a true, correct and complete copy of, as applicable: (i) each writing constituting a part of such FNB Benefit Plan, including all current plan documents, trust agreements, and insurance contracts and other funding vehicles, and in the case of unwritten FNB Benefit Plans, written descriptions thereof, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any summaries of material modifications thereto, (iv) the most recent annual financial report and/or actuarial report, (v) the most recent determination or opinion letter from the IRS, if any, and (vi) the minimum coverage and discrimination testing results for the three most recent plan years.

(c)    All contributions required to be made to any FNB Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any FNB Benefit Plan, for the period six (6) years prior to and through the date of this Agreement, have been timely made or paid in full. No FNB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is a “welfare benefit fund” within the meaning of Section 419 of the Code.

(d)    Each FNB Benefit Plan has been established, funded and administered in all material respects, in compliance with its terms and all provisions of ERISA, the Code and all Laws and regulations applicable to such FNB Benefit Plans. There are not now, nor do any circumstances exist that would reasonably be likely to give rise to, any requirement for the posting of security with respect to a FNB Benefit Plan or the imposition of any material lien on the assets of FNB or any of its Subsidiaries under ERISA or the Code. Section 4.11(d) of the FNB Disclosure Schedule identifies each FNB Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“FNB Qualified Plans”). The IRS has issued a favorable determination letter with respect to each FNB Qualified Plan and the related trust which has not been revoked, or the FNB Benefit Plan is entitled to rely on a favorable advisory or opinion letter issued by the IRS with respect to the preapproved plan document adopted in accordance with the requirements for such reliance. To the knowledge of FNB, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any FNB Qualified Plan or the related trust. None of FNB and its Subsidiaries nor, to FNB’s knowledge, any other Person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be likely to subject FNB, any of its Subsidiaries or any Person that FNB or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e)    Each FNB Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. Neither FNB nor any of its ERISA Affiliates has any obligation to gross up, indemnify, or otherwise reimburse any Person for any Taxes (or potential Taxes) imposed (or potentially imposed) pursuant to Sections 409A or 4999 of the Code or otherwise.

(f)    No FNB Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code has failed to satisfy the minimum funding standards contained in Section 302 of ERISA and Section 412 of the Code. With respect to such FNB Benefit Plans: (A) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (B) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full, (C) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be likely to be incurred by FNB or any of its Subsidiaries and (D) the PBGC has not instituted proceedings to terminate any such FNB Benefit Plan and, to FNB’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be likely to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such FNB Benefit Plan.

(g)    (i) No FNB Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan, (ii) none of FNB nor any of its ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of FNB nor any of its ERISA Affiliates has incurred, during the last six (6) years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of FNB or any of its ERISA Affiliates following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the FNB Benefit Plans. Without limiting the generality of the foregoing, neither FNB nor any of its ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(h)    Other than as set forth in Section 4.11(h) of the FNB Disclosure Schedule, FNB and its ERISA Affiliates have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable Law.

(i)    No labor union, labor organization, or works council has made a demand for recognition or certification for representation of employees of FNB or its Subsidiaries, and there are no representations, certification proceedings, or petitions seeking a representation proceeding presently pending or, to FNB’s knowledge, threatened against FNB or its Subsidiaries. Each of FNB and its Subsidiaries is in compliance in all material respects with all applicable Laws and collective bargaining agreements respecting employment and employment practices and terms and conditions of employment, including but not limited to wage and hour, worker classification, occupational safety and health, immigration, and the Worker Adjustment and Retraining Notification Act and any similar law.

4.12    Compliance with Applicable Law. FNB and each of the FNB Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, all Laws applicable to FNB or any of the FNB Subsidiaries, including the Equal Credit Opportunity Act and Regulation B, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Uniting and Strengthening America by Providing Appropriate

Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O, any regulations promulgated by the Consumer Financial Protection Bureau or the OCC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and applicable limits on loans to one borrower, except where such failure to hold or such noncompliance is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on FNB. FNB and each of the FNB Subsidiaries have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

4.13    Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, (a) none of FNB nor any of its Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (b) to the knowledge of FNB, none of the other parties to any such material contract, lease, license or other agreement or instrument (excluding instruments or agreements relating to Loans) is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder and (c) neither FNB nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of FNB or any of its Subsidiaries.

4.14    FNB Regulatory Matters.

(a)    FNB is duly registered with the Federal Reserve Board as a bank holding company under the BHC Act. FNB has effectively elected to become, and continues to meet the criteria of, a financial holding company under the BHC Act.

(b)    The deposit accounts of FNB Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to FNB’s knowledge, threatened. FNB Bank received a rating of “outstanding” in its most recent examination under the Community Reinvestment Act.

(c)    Since January 1, 2020, neither FNB nor any of its Subsidiaries is party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, refund, restitution, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued or required by, or entered into with, any Regulatory Agency or other Governmental Entity. Neither FNB nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Regulatory Agency or other Governmental Entity that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither FNB nor any of its Subsidiaries has reason to believe that any Regulatory Agency or other Governmental Entity is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph.

(d)    Except for examinations of FNB and its Subsidiaries conducted by their respective primary functional regulators in the ordinary course of business, no Regulatory Agency or other Governmental Entity has initiated, threatened, or has pending any proceeding or, to the knowledge of FNB, any inquiry or investigation into the business or operations of FNB or any of its Subsidiaries, except where such proceeding, inquiry, or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB or to prevent or materially delay receipt of the Requisite Regulatory Approvals.

(e)    There is no unresolved violation, apparent violation, criticism, matter requiring attention, recommendation, or exception cited, made, or threatened by any Regulatory Agency or other Governmental Entity in any report of examination, report of inspection, supervisory letter or other communication with FNB or any of its Subsidiaries that (i) relates to anti-money laundering, economic sanctions, or consumer protection, (ii) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB or (iii) would reasonably be likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals.

4.15    Undisclosed Liabilities. Neither FNB nor any of its Subsidiaries has, and since December 31, 2021, neither FNB nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except for (i) those liabilities properly accrued or reserved against in the unaudited consolidated balance sheet of FNB and its Subsidiaries as of March 31, 2022 included in the FNB Reports, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2022, (iii) liabilities and obligations that are not material to FNB and its Subsidiaries, taken as a whole, and (iv) any liabilities incurred with respect to the transactions contemplated by this Agreement.

4.16    Environmental Liability. To FNB’s knowledge, (i) FNB and its Subsidiaries are in compliance in all material respects with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by FNB or any of its Subsidiaries, that would reasonably be likely to result in a material Environmental Liability for FNB or its Subsidiaries, (iii) no Contamination exists at any real property owned by a third party that would reasonably be likely to result in a material Environmental Liability for FNB or its Subsidiaries, (iv) neither FNB nor any of its Subsidiaries has received any written notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law, (v) neither FNB nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be likely to result in a material Environmental Liability of FNB or its Subsidiaries and (vi) FNB has made available to UBNC copies of all material environmental reports or studies, sampling data, correspondence and filings in its possession or relating to FNB, its Subsidiaries and any currently owned or leased property of FNB which were prepared in the last two (2) years.

4.17    Reorganization. As of the date of this Agreement, to the knowledge of FNB, no fact or circumstance exists that would reasonably be likely to prevent the Merger from qualifying for the Intended Tax Treatment.

4.18    Insurance. FNB and the FNB Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 4.18 of the FNB Disclosure Schedule and as their management reasonably have determined to be prudent in accordance with industry practices.

4.19    Investment Securities. Except where failure to be true would not reasonably be likely to have a Material Adverse Effect on FNB, (a) each of FNB and the FNB Subsidiaries has good title to all securities owned by it, except those securities sold under repurchase agreements securing deposits, borrowings of federal funds or borrowings from the Federal Reserve Banks or the Federal Home Loan Banks or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of FNB or the FNB Subsidiaries, and (b) such securities are valued on the books of FNB in accordance with GAAP in all material respects.

4.20    Intellectual Property.

(a)    (i) FNB and the FNB Subsidiaries own or have a valid license to use all material FNB Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates), (ii) to the knowledge of FNB, FNB Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of FNB and the FNB Subsidiaries as currently conducted, (iii) FNB Intellectual Property that is registered and owned by FNB or any of the FNB Subsidiaries, and to the knowledge of FNB, all other registered FNB Intellectual Property, has not been cancelled, forfeited, expired or abandoned, (iv) FNB Intellectual Property that is registered is valid, and neither FNB nor any of the FNB Subsidiaries has received written notice challenging the validity or enforceability of FNB Intellectual Property, and (v) to the knowledge of FNB, the conduct of the business of FNB and the FNB Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any other Person, nor to the knowledge of FNB has FNB or any of the FNB Subsidiaries received any written communications alleging that any of them has infringed, diluted, misappropriated or violated any of the Intellectual Property of any other Person. To FNB’s knowledge, no other Person is infringing, diluting, misappropriating or violating, nor has FNB or any of the FNB Subsidiaries sent any written communications alleging that any person has infringed, diluted, misappropriated or violated, any of the FNB Intellectual Property owned by FNB or a FNB Subsidiary.

(b)    For the purposes of this Agreement, the term “FNB Intellectual Property” means all Intellectual Property used or held for use in the operation of the business of FNB or any of its Subsidiaries

(c)    At all times, (i) FNB and each of the FNB Subsidiaries have taken commercially reasonable actions to protect and maintain (A) all FNB Intellectual Property and (B) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect the same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements, (ii) FNB’s and the FNB Subsidiaries’ IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by FNB in connection with its business, and have not materially malfunctioned or failed within the past two (2) years, (iii) to FNB’s knowledge, no Person has gained unauthorized access to the IT Assets and (iv) FNB has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.

4.21    Loans; Nonperforming and Classified Assets.

(a)    Each Loan on the books and records of FNB or any FNB Subsidiary (i) was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, (ii) is evidenced in all material respects by appropriate and sufficient documentation, (iii) to the extent secured, has been secured or is in the process of being secured, by valid Liens, which have been perfected or are in the process of being perfected, in accordance with all applicable Laws and, (iv) to the knowledge of FNB, constitutes the legal, valid and binding obligation of the obligor named in the contract evidencing such Loan subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b)    FNB has made available to UBNC a listing as to FNB and each FNB Subsidiary as of the latest practicable date, which shall be a date no earlier than January 1, 2022: (i) any Loan with an outstanding balance of $10,000,000 or more and under the terms of which the obligor is ninety (90) or more days delinquent in payment of principal or interest, or to FNB’s knowledge, in default of any other material provision thereof, (ii) each Loan that has been classified as “substandard”, “doubtful”, “loss” or “special mention” or words of similar import by FNB, a FNB Subsidiary or an applicable Regulatory Agency, (iii) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (iv) each written or oral loan agreement, note or borrowing arrangement, including leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any Affiliate.

(c)    All reserves or other allowances for loan losses reflected in FNB’s financial statements included in the FNB Reports as of and for the year ended December 31, 2021 and as of and for the three (3) months ended March 31, 2022, comply in all material respects with the standards established by Governmental Entities and GAAP. Neither FNB nor FNB Bank has been notified in writing by any state or federal bank regulatory agency that FNB’s reserves are inadequate or that the practices and policies of FNB in establishing its reserves for the year ended December 31, 2021 and the three (3) months ended March 31, 2022, and in accounting for delinquent and classified assets, fail to comply with applicable accounting or regulatory requirements.

(d)    All Loans owned by FNB or any FNB Subsidiary, or in which FNB or any FNB Subsidiary has an interest, comply in all material respects with applicable Laws, including applicable usury statutes, underwriting and recordkeeping requirements, Regulation O and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act.

4.22    Fiduciary Accounts. FNB and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable Laws. To FNB’s knowledge, neither FNB nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.23    Ownership of UBNC Shares. As of the date hereof, neither FNB, nor, to the knowledge of FNB, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, any shares of UBNC Common Stock, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of UBNC Common Stock. None of FNB or its Subsidiaries now holds, nor at any time within the last three (3) years held, “interested shares,” as such terms is defined in Section 55-9A-01 of the NCBCA.

4.24    Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. FNB Bank is in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act and all regulations promulgated thereunder. Except as would not be material to FNB and its Subsidiaries, taken as a whole, FNB Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

4.25    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by FNB in this Article 4, neither FNB nor any other person makes any express or implied representation or warranty with respect to FNB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and FNB hereby disclaims any such other representations or warranties.

(b)    FNB acknowledges and agrees that neither UBNC nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time.

(a)    During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the UBNC Disclosure Schedule or the FNB Disclosure Schedule), as otherwise required by Law or regulatory directive, or with the prior consent of the other party (which consent will not be unreasonably withheld, conditioned, or delayed), each of FNB and UBNC shall, and shall cause each of their respective Subsidiaries to (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts, subject to the requirements of this Agreement, to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would reasonably be likely to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties expeditiously to obtain, any necessary approvals of any Regulatory Agency, Governmental Entity or any other person or entity required for the transactions this Agreement contemplates or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated by this Agreement.

(b)    Subject to applicable Law, including Laws with respect to the exchange of information, the disclosure of confidential supervisory information, the protection of personally identifiable information and the exercise of a controlling influence over the management or policies of another Person, UBNC agrees that between the date of this Agreement and the Effective Time:

(i)    (1) the materials to be presented at the meetings of any UBNC Bank loan committee shall be provided to a designated representative of FNB at the same time such materials are provided to such loan committee; (2) UBNC shall provide the minutes of each such meeting to the designated FNB representative promptly after such meeting; (3) UBNC shall prepare and furnish to FNB at least quarterly an update of the reserves and other allowances for loan losses reflected in UBNC’s financial statements included in the UBNC Financial Statements as of and for the year ended December 31, 2021 and for the three months ended March 31, 2022; (4) UBNC shall promptly notify FNB if UBNC or any UBNC Subsidiary has been notified by any state or federal bank Regulatory Agency that its reserves are inadequate or that its practices for establishing its reserves or in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that any Regulatory Agency having jurisdiction over UBNC or any UBNC Subsidiary or UBNC’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of UBNC; and (5) UBNC shall prepare and furnish to FNB at least quarterly an updated list of all extensions of credit and OREO that have been classified by UBNC or any UBNC Subsidiary as other loans specifically mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import;

(ii)    upon request of FNB, UBNC shall furnish to FNB such information to which UBNC has access or prepares in the ordinary course of business as FNB may reasonably request regarding any loans, loan relationships and commitments of UBNC Bank entered into between March 31, 2022, and the date hereof; and

(iii)    upon request of FNB, UBNC shall furnish to FNB such information to which UBNC has access or prepares in the ordinary course of business as FNB may reasonably request regarding any loans, loan relationships and commitments of UBNC Bank entered into after the date hereof in which the amount involved is equal to or greater than (i) $3,000,000 on a secured basis and (ii) $500,000 on an unsecured or undersecured basis.

5.2    UBNC Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as set forth in Section 5.2 of the UBNC Disclosure Schedule or as otherwise required by Law or regulatory directive, including Pandemic Measures, UBNC shall not, and shall not permit any of the UBNC Subsidiaries to, without the prior written consent of FNB, (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)    (i) other than UBNC’s regular semi-annual cash dividend of $0.11 per share of UBNC Common Stock and dividends and distributions by a direct or indirect Subsidiary of UBNC to UBNC or to service subordinated notes outstanding as of the date hereof, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of UBNC Stock Options in accordance with their present terms or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of UBNC or any of the UBNC Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities, except for withholding of shares in satisfaction of tax obligations upon the vesting of any UBNC Restricted Stock Award or the exercise of any UBNC Stock Option;

(b)    grant any stock options, stock appreciation rights, restricted stock awards, phantom stock awards or performance share awards, or other equity or equity-based awards with respect to shares of UBNC Common Stock, except as required by an existing contract, plan, arrangement or policy, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, or issue any additional shares of capital stock or other securities, other than the issuance of shares of UBNC Common Stock upon the exercise of UBNC Stock Options;

(c)    amend the UBNC Articles, UBNC Bylaws or other comparable organizational documents of any of the UBNC Subsidiaries;

(d)    (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except (v) with respect to securities (which shall be subject to Section 5.2(z)), (w) assets acquired upon foreclosure, (x) assets acquired in the ordinary course of business consistent with past practice that do not exceed $100,000 in the aggregate, (y) mortgages and other third party loans acquired on the ordinary course of business consistent with past practice, or (z) with respect to capital expenditures (which shall be subject to Section 5.2(k)), or (ii) except as set forth in Section 5.2(d)(ii) of the UBNC Disclosure Schedule, open, acquire, close or sell any branches;

(e)    except as set forth in Section 5.2(e) of the UBNC Disclosure Schedule, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets (except with respect to securities, which shall be subject to Section 5.2(z)) to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business for an amount not in excess of $100,000 individually and $250,000 in aggregate;

(f)    (i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person, other than to UBNC or any UBNC Subsidiary, except for (A) borrowings having a maturity of not more than 90 days under existing credit facilities, (B) renewals, extensions or replacements of such existing credit facilities that (1) are incurred in the ordinary course of business consistent with past practice, (2) do not increase the aggregate amount available thereunder, (3) do not provide for any termination fees or pre-payment penalties, (4) do not contain any new provisions limiting or otherwise affecting the ability of UBNC or any of the UBNC Subsidiaries or successors from terminating or pre-paying such facilities, and (5) do not contain financial terms materially less advantageous than existing credit facilities, or (C) ordinary advances and reimbursements to employees and endorsements of banking instruments, or (ii) make any capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries;

(g)    change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in Tax law requirements, changes in GAAP or regulatory accounting principles or as required by UBNC’s independent auditors or its Regulatory Agencies;

(h)    change in any material respect its underwriting, operating, investment or risk management or other similar policies, procedures or practices of UBNC or any of the UBNC Subsidiaries except as required by such policies, applicable Law or policies imposed by any Regulatory Agency or any Governmental Entity;

(i)    make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j)    terminate or waive any material provision of any agreement, contract, lease or obligation that is material to UBNC or any of its Subsidiaries or enter into or renew any such agreement, contract, lease or obligation, including any bank owned life insurance policies, that would obligate UBNC or any of its Subsidiaries to make aggregate payments in excess of $100,000 during the one (1) year period following the date hereof;

(k)    incur any capital expenditures in excess of $100,000 individually and $250,000 in the aggregate, except for capital expenditures that are disclosed in Section 5.2(k) of the UBNC Disclosure Schedule for which UBNC or UBNC Bank has entered into agreements obligating UBNC or UBNC Bank or otherwise committed to as of the date of this Agreement;

(l)    except as required by agreements or instruments in effect on the date of this Agreement, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity that is not a UBNC Subsidiary and in which UBNC directly or indirectly holds any equity or ownership interest on the date of this Agreement, other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice;

(m)    agree or consent to any material agreement or material modifications of existing agreements with any Regulatory Agency or Governmental Entity in respect of the operations of its or its Subsidiaries’ businesses, except as required by applicable Law based upon the advice of UBNC’s legal advisors;

(n)    pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise (i) in excess of $50,000 individually or $100,000 in the aggregate, with respect to claims, actions, litigations, arbitrations, suits, investigations or proceedings made, filed or instituted prior to the date hereof, and (ii) in excess of $250,000 in the aggregate, with respect to claims, actions, litigation, arbitrations, suits, investigations or proceedings made, filed or instituted on or after the date hereof;

(o)    issue any broadly distributed communication of a general nature to employees, including general communications relating to benefits and compensation or customers, except for communications in the ordinary course of business that do not directly relate to the Merger or other transactions contemplated by this Agreement;

(p)    take any action, or knowingly fail to take any action, which action or failure to act would be reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment;

(q)    take any action that would be reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates;

(r)    except as contemplated by this Agreement, take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being satisfied, except, in every case, as may be required by applicable Law;

(s)    which consent shall be deemed received unless FNB shall object thereto in writing within two (2) business days after receipt of written notice from UBNC (which notice shall be deemed delivered if provided by email to FNB’s chief credit officer or his designee at the email address set forth in Section 5.2(s) of the FNB Disclosure Schedule) to (i) make, renew or otherwise modify any Loan (except for any Loan duly approved as of the date hereof) to any Person if the Loan is an existing credit on the books of UBNC and classified as “doubtful” or “loss,” or if the Loan is an existing credit on the books of UBNC and classified as “substandard,” in excess of $1,000,000, or if the Loan has been designated by the parties as “substandard” in Section 5.2(s) of the UBNC Disclosure Schedule, or (ii) make, renew or otherwise modify any Loan (except for any Loan duly approved as of the date hereof) to any Person if the Loan is an existing credit on the books of UBNC and classified as “special mention” in excess of $1,000,000, or if the Loan has been designated by the parties hereto as “special mention” in Section 5.2(s) of the UBNC Disclosure Schedule, or (iii) make, renew or otherwise modify any Loan or Loans (except for any Loan or Loans duly approved as of the date hereof) to any individual if immediately after making an unsecured Loan or Loans, such individual would be indebted to UBNC Bank in an aggregate amount in excess of $500,000 (or in the case of any other type of Person, such Person would be indebted to UBNC Bank in an aggregate amount in excess of $500,000) on an unsecured basis or an under secured basis (i.e., the fair market value of the collateral securing such Loan and any replacements thereof is less than the principal value of such Loan and any replacements thereof), or (iv) make any fully secured Loan or Loans (except for any Loan or Loans duly approved as of the date hereof) to any Person, except for any Loan secured by a first mortgage on single family owner-occupied real estate, if, immediately after making a secured Loan, such Person would be indebted to UBNC Bank in an aggregate amount in excess of $4,000,000; provided, however, that the restrictions contained in this subparagraph (iv) shall not apply to Loans in an individual amount of $750,000 or less made under a homebuilder guidance line approved by UBNC Bank, or (v) make, renew or otherwise modify any Loan (except for any Loan duly approved as of the date hereof) for residential development or to a builder or for any land purchase or other land development with a principal balance in excess of $750,000; or (vi) originate, make, participate in or purchase (1) any hotel or golf course or (2) any restaurant Loan exceeding $500,000;

(t)    make any material changes in its policies and practices with respect to (A) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (B) its hedging policies and practices, in each case except as may be required by such policies and practices or by any applicable Laws; or (ii) make, renew, amend or modify, including by entering into any forbearance agreement with respect to, any Loan, in each case, other than in the ordinary course of business and consistent with the effective policies and practices of UBNC and the UBNC Subsidiaries;

(u)    other than in the ordinary course of business consistent with past practice, originate, participate or purchase any new Loan (except for any Loan that was duly approved for origination, participation or purchase prior to the date hereof) that is (i) serviced by a third party or (ii) outside of the States of North Carolina, South Carolina and Virginia;

(v)    enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of UBNC or its Subsidiaries or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, including phantom units, except (a) as required under the terms of any UBNC Benefit Plan existing as of the date hereof, (b) as contemplated by this Agreement or (c) for any of the following:

(i)    merit or promotion based salary or wage increases for those employees (including named executive officers) of UBNC and its Subsidiaries who would normally be eligible for a merit or promotion based salary or wage increase during the period commencing on the date hereof through the Closing Date in the ordinary course of business consistent with past practice, and as set forth in Section 5.2(v)(i) of the UBNC Disclosure Schedule;

(ii)    bonuses payable for 2022 performance in accordance with existing UBNC Benefit Plans that are accrued in accordance with UBNC’s customary and normal practices and based upon achievement of actual performance levels, as determined by UBNC’s Compensation Committee, and as are set forth in Section 5.2(v)(ii) of the UBNC Disclosure Schedule;

(iii)    payment of discretionary bonuses in such amounts as are approved by FNB in consultation with UBNC and that are disclosed in Section 5.2(v)(iii) of the UBNC Disclosure Schedule;

(iv)    retention bonuses to such persons and in such amounts as are approved by FNB in consultation with UBNC and that are disclosed in Section 5.2(v)(iv) of the UBNC Disclosure Schedule, provided that such bonuses are linked to the dates determined by FNB following establishment of the conversion schedule, and subject to modification by FNB with respect to the medium of payment;

(v)    changes that are required by applicable Law or are advisable in order to (A) comply with Section 409A of the Code or (B) prevent or reduce the imposition of an excise tax under Section 4999 of the Code, provided, that such changes shall have been provided to FNB with a reasonable opportunity for FNB to provide comments and consent regarding such changes; and

(vi)    the making of required contributions under the Union Bank 401(k) Plan and all other 401(k) plans of UBNC and its ERISA Affiliates (collectively, the “401(k) Plans”) as in existence on the date of this Agreement;

(w)    hire any person as an employee of UBNC or any of the UBNC Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date of this Agreement, (ii) to fill any vacancies existing as of the date of this Agreement or (iii) to fill any vacancies arising after the date of this Agreement at a comparable level of compensation with persons whose employment is terminable at the will of UBNC or a UBNC Subsidiary of UBNC, as applicable; provided, however, that the total salary and target bonus opportunity for any such person hired or promoted may not exceed $125,000; provided, further that the total salary and wage expense for all such persons hired or promoted shall not cause UBNC to exceed, in the aggregate, the dollar amount for the budgeted salary and wage expense set forth in Section 5.2(v) of the UBNC Disclosure Schedule;

(x)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by any provision of this Section 5.2; or

(y)    engage in any new loan transaction with an officer or director or principal shareholder (as such terms are defined in 12 C.F.R. Part 215), it being acknowledged and agreed by UBNC that each such loan transaction that UBNC presents to FNB for approval pursuant to this Section 5.2(y) shall be required to comply with Regulation O (as interpreted and enforced by the OCC); or

(z)    manage UBNC’s securities portfolio in a manner materially inconsistent with UBNC’s policies in effect as of the date hereof; provided that, at least five (5) business days before the first day of each calendar month during the period from the date of this Agreement to the Effective Time, UBNC will provide to FNB a written summary reasonably detailing its investment strategy (and any changes therein) for the following three (3) consecutive calendar month period with respect to its investment securities, derivatives portfolio or its interest rate exposure; and provided further, UBNC will not purchase any debt securities other than (i) debt securities with a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investor Services, and (iii) having a duration not exceeding two (2) years.

5.3    FNB Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, set forth in Section 5.3 of the FNB Disclosure Schedule or as otherwise required by Law or regulatory directive, FNB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of UBNC (which shall not be unreasonably withheld, conditioned or delayed):

(a)    amend, repeal or otherwise modify any provision of the FNB Charter or the FNB Bylaws other than those that would not be adverse to UBNC or its shareholders or those that would not impede FNB’s ability to consummate the transactions this Agreement contemplates;

(b)    (i) other than (A) quarterly cash dividends by FNB or (B) dividends and distributions by a direct or indirect Subsidiary of FNB to FNB or any direct or indirect wholly owned Subsidiary of FNB, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of options to purchase shares of FNB Common Stock in accordance with their present terms or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of FNB or any of the FNB Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities, except for withholding of shares in satisfaction of tax obligations upon the settlement of any restricted stock awards of FNB or the exercise of any options to purchase shares of FNB Common Stock;

(c)    take any action, or knowingly fail to take any action, which action or failure to act would be reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment;

(d)    except as contemplated by this Agreement, take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being satisfied, except, in every case, as may be required by applicable Law;

(e)    make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, merger, consolidation, share exchange or other business combination, in any case to the extent such action would be reasonably likely to prevent, or impede or delay, the consummation of the transactions this Agreement contemplates;

(f)    take any action that would be reasonably likely to impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates, including, without limitation, taking any action to cause the closure of any branch office of FNB Bank in operation as of the date of this Agreement within the State of North Carolina; or

(g)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    FNB agrees to prepare and file, as soon as practicable (but in any case, within forty-five (45) calendar days of the date of this Agreement), the Registration Statement with the SEC in connection with the issuance of FNB Common Stock in the Merger including the Proxy Statement and prospectus and other proxy solicitation materials of UBNC and FNB constituting a part thereof and all related documents. UBNC shall prepare and furnish to FNB such information relating to it and its Subsidiaries, directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents. UBNC and its legal, financial and accounting advisors shall have the right to review in advance and approve, which approval shall not be unreasonably withheld, conditioned or delayed, such Registration Statement prior to its filing. UBNC agrees to cooperate with FNB and FNB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Each of UBNC and FNB agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. FNB also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions this Agreement contemplates. After the SEC has declared the Registration Statement effective under the Securities Act, UBNC shall promptly mail the Proxy Statement to its shareholders, and the expenses in connection therewith shall be borne in accordance with Section 9.3(a).

(b)    Each of UBNC and FNB agrees that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of UBNC and FNB agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto shall at the dates of mailing to the UBNC shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. Each of UBNC and FNB further agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by Law, disseminated to the shareholders of UBNC.

(c)    FNB agrees to advise UBNC, promptly after FNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of FNB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent FNB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(d)    The parties shall cooperate with each other and use their respective reasonable best efforts to promptly (but in any case, within forty-five (45) calendar days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities that are necessary or advisable to consummate the transactions this Agreement contemplates, including the Merger and the Bank Merger, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. UBNC and FNB shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to UBNC or FNB, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities necessary or advisable to consummate the transactions this Agreement contemplates and each party will keep the other apprised of the status of matters relating to completion of the transactions this Agreement contemplates. In furtherance and not in limitation of the foregoing, each of FNB and

UBNC shall use their respective reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require FNB or UBNC to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Regulatory Agencies or Governmental Entities that would reasonably be likely to have a Material Adverse Effect on the Surviving Company after giving effect to the Merger, after the Effective Time (a “Materially Burdensome Regulatory Condition”). In addition, UBNC agrees to cooperate and use its reasonable best efforts to assist FNB in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties, Regulatory Agencies and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of UBNC and FNB following consummation of the Merger.

(e)    Each of FNB and UBNC shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of FNB, UBNC or any of their respective Subsidiaries to any Regulatory Agency or Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(f)    Each of FNB and UBNC shall promptly provide each other with any written communications received from any Regulatory Agency or Governmental Entity with respect to the transactions contemplated by this Agreement and will promptly advise the other upon receiving any oral communication with respect to the transactions contemplated by this Agreement from any Regulatory Agency or Governmental Entity whose consent or approval is required for consummation of the transactions this Agreement contemplates.

(g)    UBNC and FNB shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by Law or the rules or regulations of the SEC, the Federal Reserve Board, the FDIC, the OCC, the NCCOB or the NYSE. In addition, the Chief Executive Officers of UBNC and FNB shall be permitted to respond to appropriate questions about the Merger from the press. UBNC and FNB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other party.

6.2    Access to Information.

(a)    Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of UBNC and FNB shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause their respective Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. UBNC shall, and shall cause each of its Subsidiaries to, provide to FNB a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws other than reports or documents that such party is not permitted to disclose under applicable Law. Neither UBNC nor FNB nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would be likely to jeopardize or prejudice the attorney-client privilege or attorney work-product protection of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including laws relating to confidential supervisory information. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply to the extent possible in light of those restrictions.

(b)    All information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality agreement, dated March 29, 2022, between UBNC and FNB (the “Confidentiality Agreement”).

(c)    No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3    Shareholder Approval.

UBNC shall call a meeting of its shareholders for the purpose of obtaining the Requisite UBNC Vote (the “UBNC Shareholders Meeting”), and shall use its reasonable best efforts to convene such meeting as soon as reasonably practicable following the Registration Statement being declared effective. Subject to Section 6.11(b), UBNC shall (i) through the Board of Directors of UBNC, recommend that the shareholders of UBNC approve and adopt this Agreement, and approve the Merger and the other transactions this Agreement contemplates, (ii) include such recommendation in the Proxy Statement (the “UBNC Recommendation”), and (iii) subject to the fiduciary duties of the Board of Directors of UBNC, use its reasonable best efforts to obtain from its shareholders a vote approving and adopting the Merger and this Agreement. Without limiting the generality of the foregoing, UBNC’s obligations pursuant to the first sentence of this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to UBNC of any Acquisition Proposal or by any change in the UBNC Recommendation.

6.4    Reasonable Best Efforts; Cooperation. Each of UBNC and FNB agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions this Agreement contemplates as promptly as possible.

6.5    NYSE Approval. FNB shall cause the shares of FNB Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6    Benefit Plans.

(a)    As soon as administratively practicable after the Effective Time, FNB shall take all reasonable action so that employees of UBNC and the UBNC Subsidiaries shall be entitled to participate in each FNB Benefit Plan of general applicability with the exception of FNB’s defined benefit pension plan and any other plan frozen to new participants (collectively, the “FNB Eligible Plans”) to the same extent as similarly-situated employees of FNB and its Subsidiaries, it being understood that inclusion of the employees of UBNC and the UBNC Subsidiaries in the FNB Eligible Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding UBNC Benefit Plans until such employees are permitted to participate in the FNB Eligible Plans and provided further, however, that nothing contained in this Agreement shall require FNB or any of its Subsidiaries to make any grants to any former employee of UBNC under any discretionary equity compensation plan of FNB or to provide the same level of (or any) employer contributions or other benefit subsidies as UBNC or the UBNC Subsidiaries have provided. Notwithstanding the foregoing, during the period commencing at the Effective Time and ending on the first anniversary thereof, FNB or its Subsidiaries shall provide severance payments and benefits to each employee of UBNC and the UBNC Subsidiaries (as of immediately prior to the Effective Time) that are no less favorable than the severance payments and benefits provided by FNB and its Subsidiaries to their similarly situated employees, as of the date hereof and as further described in Section 6.6(a) of the FNB Disclosure Schedule.

(b)    FNB shall cause each FNB Eligible Plan in which employees of UBNC and the UBNC Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the FNB Eligible Plans, the service of such employees with UBNC and the UBNC Subsidiaries to the same extent as such service was credited for such purpose by UBNC or the UBNC Subsidiaries, and, solely for purposes of FNB’s severance and vacation plans, policies and programs, for purposes of determining the benefit amount, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those UBNC Benefit Plans that correspond to FNB Eligible Plans until employees of UBNC and the UBNC Subsidiaries are included in such FNB Eligible Plans, nothing in this Agreement shall limit the ability of FNB to amend or terminate any of the UBNC Benefit Plans in accordance with and to the extent permitted by their terms.

(c)    At and following the Effective Time, FNB and the Surviving Company shall honor and continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of UBNC and the UBNC Subsidiaries and current and former directors of UBNC and the UBNC Subsidiaries existing as of the Closing Date under any UBNC Benefit Plan.

(d)    At such time as employees of UBNC and the UBNC Subsidiaries become eligible to participate in a medical, dental or health plan of FNB or its Subsidiaries, FNB shall, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions were satisfied or waived under the analogous UBNC Benefit Plan, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous UBNC Benefit Plan prior to the Effective Time and (iii) provide each such employee of UBNC and the UBNC Subsidiaries and his or her eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under an UBNC Benefit Plan (to the same extent that such credit was given under the analogous UBNC Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any medical, dental or health plan of FNB or its Subsidiaries.

(e)    UBNC shall adopt such Board resolutions and take such other action as FNB may reasonably request at least thirty (30) days prior to the Effective Time to cause all 401(k) Plans to be terminated immediately prior to the Effective Time (the “Plan Termination Date”) and the accounts of all participants and beneficiaries in the 401(k) Plans as of the Plan Termination Date to become fully vested as of the Plan Termination Date. As soon as practicable after the Effective Time, FNB shall file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the 401(k) Plans as of the Plan Termination Date will not adversely affect the plan’s qualified status. FNB shall use its reasonable best efforts to obtain such favorable determination letter; including adopting such amendments to the 401(k) Plans as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the 401(k) Plans upon its termination, the account balances in the 401(k) Plans shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct (or, where no direction is received, to an individual retirement account as an automatic rollover). The Surviving Company shall take all other actions necessary to complete the termination of the 401(k) Plans, including filing a Final Form 5500, that arise after the Effective Time. FNB agrees, to the extent permitted by applicable Law, to permit the participants in the 401(k) Plans who become employees of FNB or its Subsidiaries to roll over their account balances in the 401(k) Plans and loans from the 401(k) Plans to the F.N.B. Corporation Progress Savings 401(k) Plan. Notwithstanding anything in Section 6.6(a) to the contrary, employees of UBNC or any UBNC Subsidiary who continue in employment with the Surviving Company following the Effective Time shall be eligible as of the Effective Time to participate in the F.N.B. Corporation Progress Savings 401(k) Plans.

(f)    Immediately prior to the Effective Time, UBNC shall, at the written request of FNB, (i) freeze or terminate each other UBNC Benefit Plan as requested by FNB, including without limitation, any non-qualified deferred compensation plans and make appropriate distributions therefrom; and (ii) freeze all post-retirement benefits available under the UBNC Benefit Plans, provided that FNB shall not request UBNC to freeze or terminate any UBNC Benefit Plan that is continued in accordance with FNB’s commitment, as set forth in Section 6.6(b).

(g)    UBNC shall take such action, and provide any required notices, as may be necessary or appropriate to cause any Person presently serving as a trustee or administrator to any UBNC Benefit Plan to be removed effective as of the Effective Time and to appoint FNB, First National Trust Company, or such other FNB Subsidiary or committee as FNB shall specify, to serve as successor trustee or administrator to such removed individual trustees or administrators effective as of the Effective Time.

(h)    Nothing contained in this Agreement is intended to (i) be treated as an amendment of any UBNC Benefit Plan; (ii) prevent FNB, UBNC or any of their successors or Affiliates, after the Effective Time, from terminating the employment of any UBNC employee who remains employed with UBNC or any of the UBNC Subsidiaries; or (iii) create any third party beneficiary rights in any employee of UBNC or any of the UBNC Subsidiaries, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any UBNC employee by FNB, UBNC or any of their successors or Affiliates or under any benefit plan which FNB, UBNC or any of their successors or Affiliates may maintain.

(i)    As soon as practicable following the Effective Time, FNB shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with the SEC with respect to each of the UBNC Equity Plans assumed by FNB and the shares of FNB Common Stock subject to the assumed UBNC Stock Options that were originally granted under such UBNC Equity Plans. FNB shall use its commercially reasonable efforts to maintain the effectiveness of each such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such assumed UBNC Stock Options remain outstanding.

6.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation (each a “Claim”) in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of UBNC or any of the UBNC Subsidiaries or who is or was serving at the request of UBNC or any of the UBNC Subsidiaries as a director, officer, employee, trustee or fiduciary of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of UBNC or any of the UBNC Subsidiaries or was serving at the request of the UBNC or any of the UBNC Subsidiaries as a director, officer, employee, trustee or fiduciary of another Person or (ii) this Agreement or any of the transactions this Agreement contemplates, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against such Claim and respond thereto. From and after the Effective Time, FNB shall, and shall cause the Surviving Company to, (A) indemnify and hold harmless, as and to the fullest extent currently provided under applicable Law, the UBNC Articles and the UBNC Bylaws, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, including reimbursement for reasonable fees and expenses, including fees and expenses of legal counsel, and judgments, fines and amounts paid in settlement in connection with any such threatened or actual Claim and

(B) advance expenses as incurred (including in advance of the final disposition of any Claim) by such Indemnified Party to the fullest extent permitted by applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) if required by applicable Law to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b)    FNB and the Surviving Company agree that all rights to indemnification of liabilities, including advancement of expenses, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided under Section 6.7(a), shall survive the Merger and shall continue in full force and effect, without any amendment thereto; provided, however, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law, the UBNC Articles or the UBNC Bylaws, as the case may be, shall be made by independent legal counsel, whose fees and expenses shall be paid by FNB and the Surviving Company, selected by such Indemnified Party and reasonably acceptable to FNB; and, provided further that nothing in this Section 6.7(b) shall impair any rights or obligations of any current or former director or officer of UBNC or its Subsidiaries, including pursuant to the respective organizational documents of UBNC, or its Subsidiaries, under applicable Law or otherwise.

(c)    Prior to the Effective Time, FNB shall obtain and thereafter maintain for a period of six (6) years following the Effective Time, directors’ and officers’ liability insurance and fiduciary liability insurance policies covering the Indemnified Parties who as of the Effective Time are covered by UBNC’s directors’ and officers’ liability insurance or fiduciary liability insurance policies, in respect of acts or omissions occurring at or prior to the Effective Time, including the transactions this Agreement contemplates, provided that the policies must be of at least the same coverage amounts (as set forth on Section 3.20 of the UBNC Disclosure Schedule) and contain coverage terms and conditions and that are not less advantageous than such policy of UBNC. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if a prepaid policy has been obtained prior to the Effective Time from an insurer or insurers selected by FNB in consultation with UBNC that has or have an insurer financial strength rating by A.M. Best Co. of at least “A”, which policy provides the Indemnified Parties with coverage, from the Effective Time to the sixth (6th) anniversary of the Effective Time, including in respect of the transactions this Agreement contemplates, on terms that are no less advantageous to the Indemnified Parties than UBNC’s directors’ and officers’ liability insurance policy existing immediately prior to the date of this Agreement. If such prepaid policies have been obtained prior to the Effective Time, then FNB shall maintain such policies in full force and effect and continue the obligations thereunder. However, in no event shall FNB be required to expend, on an annual basis, an amount in excess of 300% of the annual premium paid by UBNC for such insurance (the “Insurance Amount”) on the date of this Agreement, and further provided that if FNB is unable to maintain or obtain the insurance called for by this Section 6.7(c) as a result of the preceding provision, FNB shall use its reasonable best efforts to obtain policies containing coverage amounts, terms and conditions that are the most advantageous for the Indemnified Parties as is available for the maximum Insurance Amount.

(d)    The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If the Surviving Company, or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Company will cause proper provision to be made so that the successors and assigns of the Surviving Company will expressly assume the obligations of the Surviving Company set forth in this Section 6.7.

6.8    Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between a Subsidiary of FNB, on the one hand, and a Subsidiary of UBNC, on the other hand, or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, FNB.

6.9    Advice of Changes. Each of FNB and UBNC shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, or remedies with respect thereto, or the conditions to the obligations of the parties under this Agreement or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 7; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article 7 to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article 7 to be satisfied.

6.10    Dividends. Without the prior written consent of FNB, UBNC shall not declare or pay any dividend in respect of shares of UBNC Common Stock other than UBNC’s regular semi-annual cash dividend of $0.11 per share of UBNC Common Stock.

6.11    Certain Actions.

(a)    From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 6.11, UBNC will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, Affiliates or representatives (collectively, “UBNC Representatives”) to, directly or indirectly, (i) initiate, solicit, knowingly encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to UBNC or any of the UBNC Subsidiaries or afford access to the business, properties, assets, books or records of UBNC or any of the UBNC Subsidiaries, to otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.1(g), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

(b)    Notwithstanding anything in this Agreement to the contrary, UBNC and its Board of Directors shall be permitted: (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the Board of Directors of UBNC shall not withdraw or modify in a manner adverse to FNB the UBNC Recommendation except as set forth in subsection (iii) below, (ii) to engage in any discussions or negotiations with, and provide any information to, any Third Party in response to a bona fide Acquisition Proposal by any such Third Party, if (x) UBNC’s Board of Directors concludes in good faith, based on the information then available after consultation with outside counsel and, with respect to financial matters, its financial advisor that failure to do so would be reasonably likely to violate their fiduciary duties under applicable Law and that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal, (y) prior to providing any information or data to any Third Party in connection with such Acquisition Proposal by any such Third Party, UBNC’s Board of Directors receives from such Third Party an executed confidentiality agreement, which confidentiality terms shall be no less favorable to UBNC than those contained in the Confidentiality Agreement and (iii) to withdraw, modify, qualify in a manner adverse to FNB, condition or refuse to make the UBNC Recommendation (the “Change in UBNC Recommendation”) if UBNC’s Board of Directors concludes in good faith, based on the information then available after consultation with outside counsel and, with respect to financial matters, its financial advisor, that failure to do so would be reasonably likely to violate their fiduciary duties under applicable Law. Notwithstanding any Change in UBNC Recommendation, this Agreement shall be submitted to the shareholders of UBNC at the UBNC Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve UBNC of such obligation; provided, however, that if the Board of Directors of UBNC shall have effected a Change in UBNC Recommendation, then the Board of Directors of UBNC may submit this Agreement to UBNC’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the Board of Directors of UBNC may communicate the basis for its lack of a recommendation to UBNC’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law. In addition to the foregoing, UBNC shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger prior to the termination of this Agreement.

(c)    UBNC will promptly, and in any event within twenty-four (24) hours, (i) notify FNB in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall include the material terms and conditions of the Acquisition Proposal, and (ii) notify FNB in writing of any related developments, discussions and negotiations on a current basis; including any amendments to or revisions of the terms of such Acquisition Proposal.

(d)    UBNC agrees that it will, and will use its reasonable best efforts to cause the UBNC Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

(e)    For purposes of this Agreement:

(i)    The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing by or from any Person relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 20% or more of the total revenues, net income or total assets of UBNC and the UBNC Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of the shares of UBNC Common Stock after the date of this Agreement by a Person who on the date of this Agreement does not own 20% or more of the shares of UBNC Common Stock and such Person by reason of such purchase or acquisition first becomes the owner of 20% or more of the shares of UBNC Common Stock after the date of this Agreement, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities of UBNC or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving UBNC other than the transactions this Agreement contemplates.

(ii)    The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than 50% of the combined voting power of the shares of UBNC Common Stock then outstanding or all or substantially all of UBNC’s consolidated assets for consideration consisting of cash and/or securities that is on terms that the Board of Directors of UBNC in good faith concludes, based on the information then available after consultation with its financial advisor and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of UBNC in its good faith judgment believes to be more favorable to UBNC than the Merger, (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of UBNC and (C) is reasonably capable of being completed.

(iii)    For purposes of this Section 6.11, “Third Party” means any person as defined in Section 13(d) of the Exchange Act other than FNB or its Affiliates.

(f)    If a Payment Event occurs, UBNC shall pay FNB by wire transfer of immediately available funds, within three (3) business days following such Payment Event, a fee of $4.0 million (the “Break-up Fee”), provided, however, that if a Payment Event occurs, UBNC shall have no obligation to pay FNB’s expenses under Section 9.3(b) and any amounts previously paid pursuant to Section 9.3(b) shall be credited against the Break-up Fee.

(g)    The term “Payment Event” means any of the following:

(i) the termination of this Agreement by FNB pursuant to Section 8.1(f);

(ii)    the termination of this Agreement by UBNC pursuant to Section 8.1(g);

(iii)    the occurrence of any of the following events within twelve (12) months of the termination of this Agreement by FNB pursuant to Section 8.1(b)(i) or 8.1(e) (in the case of Section 8.1(c), without the Requisite UBNC Vote having been obtained) or by either FNB or UBNC pursuant to Section 8.1(e), in each case, provided that an Acquisition Proposal shall have been made by a Third Party after the date of this Agreement and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) UBNC enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party, (B) such Third Party, directly or indirectly, acquires substantially all of the assets of UBNC and the UBNC Subsidiaries, taken as a whole or (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding shares of UBNC Common Stock.

(h)    Each of UBNC and FNB acknowledges that the agreements contained in this Section 6.11 are an integral part of the transactions contemplated in this Agreement and that without these agreements UBNC and FNB, respectively, would not enter into this Agreement. Accordingly, in the event UBNC fails to pay the Break-up Fee promptly when due, UBNC shall, in addition thereto, pay to FNB all costs and expenses, including attorneys’ fees and disbursements, incurred by FNB in collecting such Break-up Fee together with interest on the amount of the Break-up Fee, or any unpaid portion thereof, from the date such payment was due until the date such payment is received by FNB accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

6.12    Transition. Commencing on the date of this Agreement, FNB and UBNC shall, and shall cause their respective Subsidiaries to, reasonably assist each other to facilitate the integration, from and after the Closing, of UBNC and the UBNC Subsidiaries with the businesses of FNB and its Subsidiaries, without taking action that would, in effect, give FNB a controlling influence over the management or policies of UBNC or any of the UBNC Subsidiaries, or otherwise violate applicable Laws. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of UBNC and the UBNC Subsidiaries in the ordinary course of business and applicable Law, UBNC shall use reasonable efforts to cause the employees and officers of UBNC and the UBNC Subsidiaries, including UBNC Bank, to reasonably cooperate with FNB in performing tasks reasonably required in connection with such integration. Such tasks shall include making available the employees of UBNC and the UBNC Subsidiaries at mutually agreeable times for training with respect to FNB systems and products.

6.13    Tax Representation Letters.

(a)    Officers of FNB and UBNC shall execute and deliver to Reed Smith LLP, tax counsel to FNB, and Fenimore Kay Harrison LLP, tax counsel to UBNC, tax representation letters or certificates of officers (“Tax Representation Letters”) substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Registration Statement are declared effective by the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.2(d) and Section 7.3(d) of this Agreement.

(b)    FNB and UBNC shall each use its respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, including (i) not taking any action that such party knows would reasonably be likely to prevent such qualification and (ii) considering and negotiating in good faith such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment). For U.S. federal income tax purposes, FNB and UBNC shall each report the Merger in a manner consistent with such qualification.

(c)    FNB and UBNC shall each use its reasonable best efforts to obtain the Tax opinions described in Sections 7.2(d) and 7.3(d), including by causing its officers to execute and deliver Tax Representation Letters to the law firms delivering such Tax opinions at such time or times as may reasonably be requested by such law firms. FNB and UBNC shall each use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the certificates described in this Section 6.13.

6.14    Rule 16b-3. Prior to the Effective Time, FNB and UBNC shall take all steps as may be necessary or appropriate to cause the transactions contemplated by Article 1 and any other dispositions of UBNC Equity Awards (including derivative securities) or acquisitions of equity securities of FNB in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15    [Reserved.]

6.16    Informational Systems Conversion. From and after the date hereof, FNB and UBNC each shall use their respective reasonable best efforts to facilitate the integration of the business of UBNC into FNB in connection with the consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of data processing and related electronic informational systems (the “Informational Systems Conversion”) to a single such system. It is the intent of the Parties that the systems of UBNC be converted to those used by FNB as soon as reasonably practicable after the Effective Time. Such planning shall include, but not be limited to: (a) discussion of the parties’ third-party service provider arrangements; (b) non-renewal of personal property leases and software licenses used in connection with the discontinued systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate, of proprietary or self-provided system services; (e) staff augmentation for critical business functions; (f) providing copies of all system conversion planning and testing documents and related materials to FNB in advance of the development of the final systems conversions plans and observational rights for an FNB representative to attend UBNC conversion planning meetings concerning the systems conversions along with the right to observe data system conversion testing protocols and access to data required to effectively map systems; and (g) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. In furtherance of such planning, UBNC shall take all such commercially reasonable actions as may be required so that its third-party processer will be able, from and after the Effective Time and prior to Informational Systems Conversion, to support ongoing deposit and loan transaction activity and related financial activity of UBNC Bank including, without limitation, providing a general ledger transaction file and secondary financial statements on a daily basis, reflecting the deposit and loan activity of UBNC Bank from the prior business day. FNB shall reimburse UBNC for all documented out-of-pocket costs and expenses incurred by UBNC as a result of actions taken at the direction of FNB pursuant to this Section 6.16.

6.17    Control of Operations. Nothing contained in this Agreement shall give either FNB or UBNC, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.18    UBNC Debentures Consents. Prior to the Effective Time, FNB and UBNC shall cooperate to take all steps as may be necessary or appropriate to provide all notices to and obtain all consents from the holders of the UBNC Debentures that may be required by the terms of the UBNC Debentures for FNB to validly assume UBNC’s obligations as of the Effective Time.

ARTICLE 7

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. This Agreement and the Merger this Agreement contemplates shall have been approved and adopted by Requisite UBNC Vote shall have been obtained.

(b)    NYSE Listing. The shares of FNB Common Stock to be issued to the holders of UBNC Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c)    Regulatory Approvals. (i) All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and (ii) none of the Requisite Regulatory Approvals shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

(d)    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the Merger.

7.2    Conditions to Obligation of FNB to Effect the Merger. The obligation of FNB to effect the Merger is also subject to the satisfaction or waiver by FNB, where permitted by applicable Law, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of UBNC set forth in this Agreement (other than the representations and warranties in Sections 3.1(a), 3.1(c), 3.2(a), 3.3(a), 3.3(b)(i), 3.7 and 3.8(ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except in each case for inaccuracies of such representations or warranties which, individually or in the aggregate, have not had and would not reasonably be likely to have a Material Adverse Effect on UBNC (it being understood that for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in those representations and warranties shall be disregarded);

(ii)    Each of the representations and warranties of UBNC set forth in Sections 3.1(a), 3.1(c), 3.3(a), 3.3(b)(i) and 3.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(iii)    The representations and warranties of UBNC set forth in Section 3.2(a) and Section 3.8(ii) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except, in the case of Section 3.2(a), for inaccuracies that are de minimis.

(b)    Performance of Obligations of UBNC. UBNC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Officer’s Certificate of UBNC. FNB shall have received a certificate signed on behalf of UBNC by the Chief Executive Officer or the Chief Financial Officer of UBNC certifying as to the matters set forth in Sections 7.2(a) and 7.2(b).

(d)    Federal Tax Opinion. FNB shall have received the written opinion of its tax counsel, Reed Smith LLP, in form and substance reasonably satisfactory to FNB, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in Tax Representation Letters executed by officers of UBNC and FNB.

(e)    Dissenters’ Rights. Following compliance with the modification provisions of Section 55-13-20 of the NCBCA and the expiration of the time period for asserting dissenters’ rights thereunder, the number of Dissenting Shares shall not exceed five percent (5%) of the number of outstanding shares of UBNC Common Stock.

7.3    Conditions to Obligation of UBNC to Effect the Merger. The obligation of UBNC to effect the Merger is also subject to the satisfaction or waiver by UBNC, where permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of FNB set forth in this Agreement (other than the representations and warranties in Sections 4.1(a), 4.1(c), 4.2(a), 4.3(a), 4.3(b)(i), 4.7 and 4.8(ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except for inaccuracies of such representations or warranties which, individually or in the aggregate, have not had and would not reasonably be likely to have a Material Adverse Effect on FNB (it being understood that for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in those representations and warranties shall be disregarded);

(ii)    Each of the representations and warranties of FNB set forth in Sections 4.1(a), 4.1(c), 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(iii)    The representations and warranties of FNB set forth in Section 4.2(a) and Section 4.8(ii) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except, in the case of Section 4.2(a), for inaccuracies that are de minimis.

(b)    Performance of Obligations of FNB. FNB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Officer’s Certificate of FNB. UBNC shall have received a certificate signed on behalf of FNB by the Chief Executive Officer or the Chief Financial Officer of FNB certifying as to the matters set forth in Sections 7.3(a) and 7.3(b).

(d)    Federal Tax Opinion. UBNC shall have received the written opinion of its tax counsel, Fenimore Kay Harrison LLP, in form and substance reasonably satisfactory to UBNC, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon Tax Representation Letters executed by officers of UBNC and FNB.

ARTICLE 8

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Date, whether before or after the obtainment of the Requisite UBNC Vote and the Merger may be abandoned:

(a)    Mutual Consent. by the mutual consent in writing of FNB and UBNC if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b)    Breach.

(i)    by FNB, if (A) any of the representations and warranties of UBNC contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.2(a) would not be satisfied or (B) UBNC shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied, and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of thirty (30) days after UBNC has received written notice from FNB of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond the Outside Date; provided, however, that FNB shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if it is then in material breach of this Agreement so as to cause the conditions set forth in Section 7.1, Section 7.3(a) and Section 7.3(b) not to be capable of being satisfied;

(ii)     by UBNC, if (A) any of the representations and warranties of FNB contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.3(a) would not be satisfied or (B) FNB shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 7.3(b) would not be satisfied, and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of thirty (30) days after FNB has received written notice from UBNC of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond the Outside Date; provided, however, that UBNC shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) if it is then in material breach of this Agreement so as to cause the conditions set forth in Section 7.1, Section 7.2(a) and Section 7.2(b) not to be capable of being satisfied.

(c)    Delay. by FNB or UBNC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated on or before 5:00 p.m., Eastern Time, on March 31, 2023 (the “Outside Date”), unless the failure of the Merger to be consummated by the Outside Date shall have been due to the failure of the party seeking to terminate pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d)    No Regulatory Approval. By FNB or UBNC, if its respective Board of Directors so determines, in the event the approval of any Governmental Entity required for consummation of the Merger or the Bank Merger shall have been denied by final nonappealable action of such Governmental Entity, an application therefor shall have been permanently withdrawn at the request of any Governmental Entity or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth in this Agreement;

(e)    No UBNC Shareholder Approval. by FNB, or by UBNC provided that UBNC shall not be in material breach of any of its obligations under Section 6.3, if the Requisite UBNC Vote shall not have been obtained by reason of the failure to obtain the Requisite UBNC Vote at the UBNC Shareholders Meeting or at any adjournment or postponement thereof;

(f)    UBNC Failure to Recommend. at any time prior to such time as the Requisite UBNC Vote is obtained, by FNB if (i) UBNC shall have breached Section 6.11(a) – (d) in any respect materially adverse to FNB, (ii) the UBNC Board of Directors shall have failed to make the UBNC Recommendation or shall have effected a Change in UBNC Recommendation, (iii) the UBNC Board of Directors shall have approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to recommend rejection of within the ten (10) business day period specified in Rule 14e-2 under the Exchange Act), or proposed or resolved to recommend or endorse an Acquisition Proposal, or (iv) UBNC shall have materially breached its obligations under Section 6.3 by failing to call, give notice of, convene and hold the UBNC Shareholders Meeting; or

(g)    Superior Proposal. at any time prior to the such time as the Requisite UBNC Vote has been obtained, by UBNC in order to enter concurrently into an Acquisition Proposal that has been received by UBNC and the UBNC Board of Directors in compliance with Sections 6.11(a) and (b) and that UBNC’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by UBNC pursuant to this Section 8.1(g) only after the third (3rd) business day following UBNC’s provision of written notice to FNB advising FNB that the UBNC Board of Directors is prepared to accept a Superior Proposal (it being understood, for the avoidance of doubt, that the delivery of such notice shall not entitle FNB to terminate this Agreement pursuant to this Section 8.1(g)) and only if (i) during such three (3) business day period, UBNC has negotiated, and has used its reasonable best efforts to cause its financial and legal advisors to negotiate, with FNB in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) UBNC’s Board of Directors has considered any such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by FNB, and further provided that such termination shall not be effective until UBNC has paid the Break-up Fee provided by Section 6.11(f) to FNB.

(h)    FNB Market Value. by UBNC, if the UBNC Board of Directors so determines by a majority vote of its members at any time during the five (5) business day period commencing on the Determination Date if both of the following conditions (clauses (i) and (ii) immediately below) are satisfied:

(i)    the FNB Market Value is less than 80% of the Initial FNB Market Value; and

(ii)    the number obtained by dividing the FNB Market Value by the Initial FNB Market Value (“FNB Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).

(iii)    For purposes of this Section 8.1(h), the following terms shall have the meanings indicated below:

(A)    “FNB Market Value” shall be the average of the daily closing sales prices of a share of FNB Common Stock as reported on NYSE for the ten (10) consecutive trading days immediately preceding the Determination Date.

(B)    “Determination Date” shall mean the date on which the last Requisite Regulatory Approval is obtained with respect to the transactions contemplated by this Agreement, without regard to a requisite waiting period.

(C)    “Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

(D)    “Index” means the KBW Nasdaq Regional Banking Index; provided, however, that if the KBW Nasdaq Regional Banking Index is not available for any reason, “Index” shall mean the KBW Nasdaq Bank Index.

(E)    “Initial FNB Market Value” means the average of the daily closing sales prices of a share of FNB Common Stock, as reported on NYSE, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

(F)    “Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

(iv)    For purposes of this Section 8.1(h), if FNB or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(h).

If the UBNC Board of Directors determines to terminate this Agreement pursuant to this Section 8.1(h), UBNC shall give prompt written notice thereof to FNB (the “Notice of Termination”). This Agreement shall terminate at the end of the fifth (5th) day following the date the Notice of Termination was provided by UBNC to FNB (the “Termination Effective Time”); provided, however, that UBNC’s Notice of Termination may be withdrawn by UBNC at any time prior to the Termination Effective Time; and provided, further, that during the five-day period commencing with its receipt of the Notice of Termination, FNB shall have the option to increase the Exchange Ratio (calculated to the nearest one one-thousandth) so that the value of the Merger Consideration (calculated based on the FNB Market Value) equals the lesser of:

(x) the product of the Initial FNB Market Value, 0.80 and the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 8.1(h)); and

(y) an amount equal to (1) the product of the Index Ratio, 0.80, the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 8.1(h)), and the FNB Market Value, divided by (2) the FNB Ratio.

If FNB so elects within such five-day period, it shall give prompt (and in any event, prior to the Termination Effective Time) written notice to UBNC of such election and the revised Exchange Ratio, in which event no termination shall occur pursuant to this Section 8.1(h) and this Agreement shall remain in effect in accordance with its terms, provided that any references in this Agreement to the “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as increased pursuant to this Section 8.1(h).

8.2    Effect of Termination. In the event of termination of this Agreement by either FNB or UBNC as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) Sections 6.2(b), 6.11(f)-(h), 8.2, 9.3 and 9.8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liability or damages arising out of its fraud or willful breach of any of the provisions of this Agreement.

8.3    Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after the receipt of the Requisite UBNC Vote; provided, however, that after the receipt of the Requisite UBNC Vote, there may not be, without further approval of the UBNC shareholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties.

8.4    Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after the receipt of the Requisite UBNC Vote, there may not be, without further approval of the UBNC shareholders, any extension or waiver that requires further approval under applicable Law or any portion of this Agreement that changes the amount or form of the consideration to be delivered to the holders of UBNC Common Stock under this Agreement, other than as this Agreement contemplates. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 9

GENERAL PROVISIONS

9.1    Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 A.M., Pittsburgh time, at the offices of Reed Smith LLP, on a date which shall be no later than fifteen (15) calendar days after the satisfaction or waiver, subject to applicable Law, of the latest to occur of the conditions set forth in Article 7, other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof; provided, however, in no event will the Closing take place earlier than September 30, 2022, unless the parties, by mutual written agreement, agree that the Closing shall occur on another date or place or at another time (the “Closing Date”).

9.2    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed, in whole or in part, after the Effective Time.

9.3    Expenses.

(a)    Each party to this Agreement will bear all fees and expenses incurred by it in connection with this Agreement and the transactions this Agreement contemplates, including fees and expenses of its own financial consultants, accountants and counsel, except (i) that expenses of printing the Proxy Statement, mailing the Proxy Statement to UBNC’s shareholders in connection with the shareholders meetings contemplated by Section 6.3, and all filing and other fees to be paid to the SEC in connection with the Merger shall be shared equally between UBNC and FNB and (ii) as provided by Section 6.16, and provided further that, in accordance with Section 8.2, nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s fraud or willful breach of any provision of this Agreement.

(b)    In the event that this Agreement is terminated by:

(i)	FNB pursuant to Section 8.1(b)(i); or

(ii)	UBNC pursuant to Section 8.1(b)(ii);

then the non-terminating party shall pay to the terminating party by wire transfer of immediately available funds, within three (3) business days following delivery of a statement of such expenses, all out-of-pocket costs and expenses, up to a maximum of $600,000, including professional fees of legal counsel, financial advisors and accountants. and their expenses, actually incurred by the terminating party in connection with the Merger and this Agreement.

9.4    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed duly given if delivered personally, sent via email, with confirmation, so long as such email states it is a notice delivered pursuant to this Section 9.4, delivered by an express courier or mailed by registered or certified mail, return receipt requested, to the parties at the following addresses or at such other address for a party as shall be specified by like notice:

(a)	if to UBNC, to:

1011A Red Banks Road

Greenville, North Carolina 27858

Attention: Rob Jones

Email: rjones@unionbanknc.com

with a copy (which shall not constitute notice) to:

Fenimore Kay Harrison LLP

191 Peachtree Street NE

Suite 849

Atlanta, Georgia 30303

Attention: Jonathan S. Hightower

Email: jhightower@fkhpartners.com

(b)	if to FNB, to:

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Attention: Chief Legal Officer

Email: fnbcorporatesecretaryoffice@fnb-corp.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222

Attention: Gary R. Walker, Esq.

Email: gwalker@reedsmith.com

9.5    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The UBNC Disclosure Schedule and the FNB Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. Any matter disclosed pursuant to any section of either Disclosure Schedule shall be deemed disclosed for purposes of any other section of Article 3 or Article 4, respectively, to the extent that applicability of the disclosure to such other section is reasonably apparent on the face, notwithstanding the absence of a specific cross-reference, of such disclosure. No item is required to be set forth in either Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect. The mere inclusion of an item in either Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by either party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, or that any breach or violation of applicable Laws or any contract exists or has actually occurred. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law. As used in this Agreement, “knowledge” means the actual knowledge as of the date referenced of executive officers of the applicable party following reasonable inquiry of persons within their organization and its Subsidiaries who would be reasonably expected to be knowledgeable about the relevant subject matter. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Raleigh, North Carolina or Pittsburgh, Pennsylvania are authorized by law or executive order to be closed, (ii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party or its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (iii) references to “the date hereof” shall mean the date of this Agreement, (iv) the word “or” is not exclusive and (v) terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

9.6    Counterparts. This Agreement, any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed in two or more counterparts, including by facsimile or other electronic means, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf”

format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.7    Entire Agreement. This Agreement, including the documents and the instruments referred to in this Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

9.8    Governing Law; Jurisdiction; Specific Performance.

(a)    This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to any applicable conflicts of law.

(b)    Each of the parties to this Agreement agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions that are contemplated by this Agreement exclusively in any federal or state court sitting in Wilmington, Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.4.

(c)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

(d)    Each party agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

9.10    Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties, whether by operation of law or otherwise, without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7(d), this Agreement, including the documents and instruments referred to in this Agreement, is not intended to and does not confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF, the duly authorized officers of F.N.B. Corporation and UB Bancorp have executed this Agreement as of the date first above written.

F.N.B. CORPORATION

By:	/s/ Vincent J. Delie, Jr.
Name:	Vincent J. Delie, Jr.
Title:	President and Chief Executive Officer

UB BANCORP

By:	/s/ V. Robert Jones
Name:	V. Robert Jones
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

VOTING AGREEMENT

May 31, 2022

F.N.B. Corporation

One North Shore Center

12 Federal Street

Pittsburgh, PA 15212

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), F.N.B. Corporation, a Pennsylvania corporation (“FNB”), and UB Bancorp, a North Carolina corporation (“UBNC”), are entering into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), whereby UBNC will merge with and into FNB (the “Merger”) and shareholders of UBNC will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to FNB’s interest in entering into the Merger Agreement is that I execute and deliver this Voting Agreement to FNB.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement, except as noted on Appendix A, I have, and at all times during the term of this Voting Agreement will have (subject to paragraphs (d) and (g) hereof), beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, and good and valid title to, the number of shares of common stock, no par value, of UBNC (the “UBNC Common Stock”), that is set forth on Appendix A hereto. Except as noted on Appendix A, all of the securities listed on Appendix A are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including, any restriction on the right to dispose of such securities). Except as noted on Appendix A, none of the securities listed on Appendix A is subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b) As of the date of this Voting Agreement, except as set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of UBNC, (ii) securities of UBNC convertible into or exchangeable for shares of capital stock or voting securities of UBNC or (iii) options or other rights to acquire from UBNC any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of UBNC. The UBNC Common Stock listed on Appendix A, together with all UBNC Common Stock that I subsequently acquire during the term of this Voting Agreement, including through the issuance of shares of UBNC Common Stock as part of UBNC’s director compensation program or the exercise of any stock options, warrants or similar instruments, are referred to herein as the “Shares”.

May 31, 2022

(c) During the term of this Voting Agreement, at the UBNC Shareholders Meeting and at any other meeting of UBNC shareholders, however called, and on every action or approval by written consent of shareholders of UBNC, I will vote or cause to be voted all Shares over which I have sole voting power, and I will use my commercially reasonable efforts to cause any Shares over which I share voting power to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to “sole” or “shared” voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

(d) During the term of this Voting Agreement, on or prior to the record date for the UBNC Shareholders Meeting (as defined in the Merger Agreement), I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any Shares over which I have sole dispositive power (or any interest therein), and I will use my commercially reasonable efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e) I agree that UBNC shall not be bound by any attempted sale of any UBNC Common Stock over which I have sole voting and dispositive power, and UBNC’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f) I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and further, that no consent of my spouse is necessary under any “community property” or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g) Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to my spouse, ancestors or descendants or other transfers solely for estate planning purposes; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred shall have executed and delivered to FNB an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of UBNC and not in any other capacity, such as a director or officer of UBNC or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of UBNC Common Stock and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on UBNC’s Board of Directors or as an officer of UBNC, in acting in my capacity as a director, officer or fiduciary of UBNC.

May 31, 2022

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earliest to occur of (a) the favorable vote of the UBNC shareholders with respect to the approval of the Merger Agreement, (b) a Change in UBNC Recommendation (as defined in the Merger Agreement), (c) the Effective Time, (d) FNB and I enter into a written agreement to terminate this Voting Agreement, or (e) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to FNB’s rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the other party hereto at its addresses set forth on the signature page hereto.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

I agree and acknowledge that FNB may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, FNB shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court sitting in Wilmington, Delaware, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

May 31, 2022

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

Very truly yours,

[ ]
Address: 1011 Red Banks Road
Greenville, North Carolina 27858

Acknowledged and Agreed:

F.N.B. CORPORATION

By:
Vincent J. Delie, Jr.,
Chairman, President and Chief Executive Officer

Address:	One North Shore Center
12 Federal Street
Pittsburgh, PA 15212
Facsimile: (724) 983-3515

Dated: May 31, 2022

May 31, 2022

Appendix A to Voting Agreement1

Total common shares beneficially owned as of the date of this Agreement –

Number of shares included in the total above subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities -

Number of shares included in the total above subject to stock options -

Number of shares not included in the total subject to stock options -

[1]

Shares listed may include shares owned by funds, other entities, trusts, IRAs, or family members or through or subject to other existing arrangements or relationships, which shares are subject to any existing agreements, arrangements, restrictions, limitations, liens, encumbrances, claims, rights and interests with respect thereto. Shares listed may include shares with respect to which the shareholder disclaims beneficial ownership.

Exhibit B

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Bank Merger Agreement”), dated as of May 31, 2022, is by and between First National Bank of Pennsylvania (“FNB Bank”) and Union Bank (“Union Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Parent Merger Agreement “) dated as of May 31, 2022, between F.N.B. Corporation (“FNB”) and Union Bancorp (“UBNC”).

WlTNESSETH:

WHEREAS, Union Bank is a North Carolina state-chartered bank and a wholly owned subsidiary of UBNC; and

WHEREAS, FNB Bank is a national banking association and a wholly owned subsidiary of FNB; and

WHEREAS, FNB and UBNC have entered into the Parent Merger Agreement, pursuant to which UBNC will merge with and into FNB (the “Parent Merger”); and

WHEREAS, FNB Bank and Union Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Parent Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

1.    The Bank Merger. Subject to the terms and conditions of the Parent Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2 below), Union Bank shall merge with and into FNB Bank (the “Bank Merger” ) under the laws of the United States and of the State of North Carolina. FNB Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2.    Effective Time. The Bank Merger shall become effective on the date and at the time (the “Effective Time”) specified in the Bank Merger certification to be issued by the Office of the Comptroller of the Currency (the “OCC”), which date and time shall not be earlier than the consummation of the Parent Merger.

3.    Articles of Association: Bylaws. From and after the Effective Time, the Articles of Association and Bylaws of FNB Bank each as in effect immediately prior to the Effective Time shall be the Articles of Association and Bylaws of the Surviving Bank, until thereafter altered, amended or repealed in accordance with their terms and applicable law.

4.    Business of Surviving Bank; Name; Offices. The business of the Surviving Bank after the Bank Merger shall be that of a national banking association with trust powers and shall be conducted at its main office and at all legally established branches. The name of the Surviving Bank shall be “First National Bank of Pennsylvania.” The main office of the Surviving Bank immediately prior to the Effective Time shall be the main office of FNB Bank upon the consummation of the Bank Merger. All branch offices of Union Bank that are in lawful operation immediately prior to the Effective Time shall become branch offices of the Surviving Bank upon consummation of the Bank Merger.

5.    Directors and Executive Officers. As of the Effective Time, (a) the directors of FNB Bank immediately prior to the Effective Time shall serve as the directors of the Surviving Bank, and (b) the executive officers of FNB Bank immediately prior to the Effective Time shall serve as the executive officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the Articles of Association and Bylaws of the Surviving Bank or until his or her earlier death, resignation or removal.

6.    Effects of the Merger. As of the Effective Time, and in addition to the effects set forth at 12 U.S.C. § 215a, the applicable provisions of the regulations of the OCC and other applicable law, (a) all assets of FNB Bank and Union Bank as they exist immediately prior to the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (b) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (c) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of FNB Bank and Union Bank existing immediately prior to the Effective Time.

7.    Effect on Shares of Stock.

(a)    Each share of FNB Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b)    At the Effective Time, each share of Union Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of Union Bank capital stock held in the treasury of Union Bank immediately prior to the Effective Time shall be retired and canceled.

8.    Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of FNB as the sole shareholder of FNB Bank and UBNC as the sole shareholder of Union Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. During the period from the date of this Bank Merger Agreement and continuing until the Effective Time, each of the parties hereto agrees to use all reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to procure all consents and approvals under applicable laws and regulations or otherwise necessary to consummate and make effective the transactions contemplated by this Bank Merger Agreement, subject to and in accordance with the applicable provisions of the Parent Merger Agreement.

9.    Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (a) the approval of this Bank Merger Agreement by FNB as the sole shareholder of FNB Bank and UBNC as the sole shareholder of Union Bank at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (b) receipt of approval of the Bank

Merger from all governmental and banking authorities whose approval is required and all applicable waiting periods in respect thereof shall have expired; (c) receipt of any necessary regulatory approval to operate the main office and the branch offices of Union Bank as offices of the Surviving Bank; (d) there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger and no action shall be taken, nor any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Bank Merger, which makes the consummation of the Bank Merger illegal, and (e) the consummation of the Parent Merger pursuant to the Parent Merger Agreement at or before the Effective Time.

10.    Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of Union Bank acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, Union Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of Union Bank or otherwise to take any and all such action.

11.    Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of FNB Bank and Union Bank at any time prior to the Effective Time.

12.    Assignment. This Bank Merger Agreement may not be assigned by either FNB Bank or Union Bank without the prior written consent of the other.

13.    Termination. This Bank Merger Agreement may be terminated by written agreement of FNB Bank and Union Bank at any time prior to the Effective Time, and in any event shall terminate upon the termination of the Parent Merger Agreement in accordance with its terms.

14.    Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Delaware without regard to the conflicts of law provisions thereof.

15.    Counterparts. This Bank Merger Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of FNB Bank and Union Bank have caused this Bank Merger Agreement to be executed on its behalf by their duly authorized officers.

FIRST NATIONAL BANK OF PENNSYLVANIA

By:
President and Chief Executive Officer

UNION BANK

By:
Chief Executive Officer and President

[Signature Page to Bank Merger Agreement]